Net Income Attributed to Shareholders

(C$ million)

540
259
1,034
1,297
818
1Q13
2Q13
3Q13
4Q13
1Q14

Core Earnings[1]

(C$ million)

619
609
704
685
719
1Q13
2Q13
3Q13
4Q13
1Q14

Insurance Sales[1]

(C$ million)

U.S.
Canada
Asia
613
926
601
617
537
1Q13
2Q13
3Q13
4Q13
1Q14

Wealth Sales[1]

(C$ million)

U.S.
Canada
Asia
12,423
13,718
11,299
12,241
13,778
1Q13
2Q13
3Q13
4Q13
1Q14

MLI[2] MCCSR Ratio

Minimum Continuing Capital and Surplus Requirements Ratio (MCCSR) (%)

217
222
229
248
255
1Q13
2Q13
3Q13
4Q13
1Q14

In 2Q14, our MCCSR ratio will decline by 8 points due to the repayment of $1.0 billion of maturing debt, and a further 3 points if we redeem $450 million of Class A Series 4 Preferred Shares, subject to regulatory approval.

Funds Under Management[1]

(C$ million)

555
567
575
599
635
1Q13
2Q13
3Q13
4Q13
1Q14

[1] Non-GAAP measure. See "Performance and Non-GAAP Measures" in section F3 of the first quarter 2014 Report to Shareholders.
[2] MLI refers to The Manufacturers Life Insurance Company.

 Manulife Financial Corporation – First Quarter 2014

MESSAGE TO SHAREHOLDERS

In the first quarter of 2014, we continued to earn the trust of our customers by delivering on life insurance products, retirement plans, and other financial needs.  We paid out claims, cash surrender values, annuity payments and other benefits worth $5.2 billion in the quarter.  We now invest, manage or administer almost $635 billion in assets on behalf of our customers and shareholders.

We also delivered excellent advice, products, and performance.  We had a successful launch of new corporate products in Japan.  Canadian Division repositioned its segregated fund product portfolio to be more attractive to customers.  We now have 80 Four- and Five-Star Morningstar rated funds, an increase of 10 funds over the last quarter.

Our efforts to be a more customer centric organization continue to generate recognition.  In the last quarter, John Hancock was recognized as an industry leader in implementing next generation customer-centric solutions by iPipeline.  In Indonesia, Manulife was given the highest commendation in the 2014 Excellent Service Experience Awards.

We received these accolades because of the many fine efforts of our people in so many varied disciplines across the Company, and as a result, we made further progress on our financial goals.  Our net income was $818 million.  Our core earnings were $719 million, and our capital ratio was 255%.  All of these were improvements over the same period last year.

Insurance sales sustained momentum in the quarter in Canada and Asia.  While insurance sales in the U.S. were below expectations, we recently introduced product enhancements and more competitive pricing, which we expect to improve sales.  Wealth sales continued to be very strong, driving record funds under management for the 22nd consecutive quarter.  Our plan continues to deliver, and we have made a solid start to 2014.

We believe that our greatest contribution to society comes from our products and services, which help people with their big financial decisions, provide more certainty in highly uncertain times and help them plan for the future, and the work we do for our shareholders around the world, who have entrusted us with their capital.  We also make contributions in other ways too, for instance, in Vietnam for the 5th straight year Manulife was recognized for outstanding business performance and making a significant contribution to Vietnam’s economy.

As we become a more customer centric organization, it is gratifying to hear customer comments, such as this one from Canadian Division:

“I am working full time and going to school part time, and my husband works part time (so no guaranteed pay amounts). When I had to take two months of unpaid leave from work to complete a placement for school, we didn't have to worry about bills or our mortgage because what money we made continued to work for us, all thanks to Manulife One!”

All of these results would not have occurred without the dedicated efforts of more than 28,000 employees, almost 52,000 agents and our hundreds of thousands of other distribution partners around the world.  We would like to thank our shareholders for their continued support, and look forward to reporting back to you on our progress next quarter.

Donald A. Guloien
President and Chief Executive Officer

 Manulife Financial Corporation – First Quarter 2014

SALES AND BUSINESS GROWTH

Asia Division

We are very encouraged that the improved momentum in insurance sales that started in the last few months of 2013 has been sustained this quarter.  Supported by new product launches and marketing efforts, we reported double digit year-over-year sales growth in most of our insurance businesses.  Our wealth sales continued to be at the levels we saw in the second half of last year, down from the first half of last year, as rising interest rates and market uncertainty continued to impact some of our key markets.

Asia Division 1Q14 insurance sales of US$258 million were 23% higher than 1Q13.  (Growth percentages quoted below are for the period 1Q14 compared with 1Q13, unless stated otherwise, and are on a constant currency basis).

•
Japan insurance sales of US$125 million increased by 43%, driven by our enhanced corporate products launched during the quarter and the fact that the first quarter falls in the last quarter of Japan’s fiscal tax year.  The growth rate was also impacted by the fact that 1Q13 sales were somewhat reduced after the higher than normal activity in 4Q12 related to announced price increases.

•	Hong Kong insurance sales increased 8% to US$54 million driven by the growth in our agency force.

•	Indonesia insurance sales increased 34% to US$26 million driven by strong sales through our bank distribution channel.

•
Asia Other (excludes Japan, Hong Kong and Indonesia) insurance sales of US$53 million were consistent with 1Q13 as increases in most of the territories were offset by competitive pressures and fewer agents in Singapore.

Wealth sales in 1Q14 were US$1.5 billion, a decrease of 37% compared with 1Q13. (Growth percentages quoted below are for the period 1Q14 compared with 1Q13, unless stated otherwise, and are on a constant currency basis).

•	Japan wealth sales of US$296 million decreased 54% due to a change in investor preference from bond funds to equities, partly offset by higher fixed annuity product sales.

•
Hong Kong wealth sales of US$235 million decreased by 36% as 1Q13 benefited from strong pension sales following the launch of the new Mandatory Provident Fund Employee Choice Arrangement.  In addition, mutual fund sales were negatively impacted by volatile markets.

•
Indonesia wealth sales of US$92 million were down 62% as both rising local interest rates  and market uncertainty in advance of elections impacted sales of single premium unit-linked and mutual fund products.

•
Asia Other wealth sales of US$846 million declined 20%, due to lower sales in China and the timing of fund launches, partially offset by increased sales in Taiwan and the contribution from our acquisition in Malaysia.

Canadian Division

Continued momentum in mutual funds and strong sales in Group Retirement Solutions drove wealth sales to record levels. As we anticipated, we also had modestly higher sales from our repositioned segregated fund product portfolio. Manulife Bank growth slowed in the challenging residential mortgage market with slowing consumer credit and aggressive rate competition. Insurance sales in Retail Markets were positively impacted by our actions to improve competitive positioning, while Institutional Markets sales were down reflecting our disciplined approach to pricing in the group benefits large case segment.

Wealth sales in 1Q14 were a record $3.4 billion, 18% higher than 1Q13, driven by continued strong momentum in mutual funds and group retirement, partly offset by lower new bank loan volumes.

•
Mutual Funds gross deposits1,2 of $1.9 billion in 1Q14 increased 10% compared with 1Q13 and we reported record net sales of $1.0 billion, an increase of 32% compared with 1Q13.  Assets under management were $29.6 billion at March 31, 2014, an increase of 30% from March 31, 2013, and significantly ahead of the industry growth rate3.

•
Retail Segregated Fund Products4 sales were $453 million in 1Q14, an increase of 5% compared with 1Q13, reflecting modest growth in our repositioned new business portfolio.  Fixed Products sales of $89 million in 1Q14 were 7% below 1Q13 levels reflecting our deliberate rate positioning in the immediate annuity market.

•
Group Retirement Solutions 1Q14 sales of $669 million increased 41% compared with 1Q13, reflecting strong sales of large case defined contribution plans.  In 2013, Manulife continued to lead the defined contribution pension market in sales for the fourth consecutive year, according to industry information5.

•
Manulife Bank net lending assets grew 8% from March 31, 2013 to $19.1 billion at March 31, 2014, outpacing industry average growth6.  The continuing industry-wide slowdown in the residential mortgage market and an escalation of competitive rate positioning has slowed the growth in new loan volumes; new loan volumes were $637 million in 1Q14, 14% lower than 1Q13.

1	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

2	Gross mutual fund deposits in 1Q14 include deposits from segregated fund products of $349 million.

3	Based on publicly available information from Investor Economics and the Investment Funds Institute of Canada as at March 31, 2014.

4	Segregated fund products include guarantees. These products are also referred to as variable annuities.

5	As per LIMRA SRI Canadian Pension Market sales report as of December 31 for 2010-2013.

6	As per McVay and Associates, The Personal Banking Product Market Share, January 2014.

 Manulife Financial Corporation – First Quarter 2014

Insurance sales in 1Q14 of $134 million were significantly lower than 1Q13 due to lower sales in the large case group benefits market.

•	Retail Markets insurance sales of $38 million increased 9% compared with 1Q13, reflecting actions to improve our competitive positioning.

•
Institutional Markets insurance sales of $96 million declined 54% from 1Q13 reflecting lower sales in Group Benefits driven by our disciplined pricing approach and normal variability in the large case segment.  Manulife Group Benefits led the market in sales in 2013 according to the most recently published industry information7.

U.S. Division

Record sales in John Hancock Investments contributed to record funds under management in the Wealth Management businesses this quarter.  A strong product line-up, including 36 Four- or Five-Star Morningstar rated mutual funds continues to drive favourable results in this business8.  On the insurance front, sales were muted this quarter as a result of price increases implemented in 2013; however, we introduced product enhancements and more competitive pricing this quarter that are expected to increase future sales9.

Wealth Management sales in 1Q14 were US$7.9 billion, an increase of 13% compared with 1Q13, with increases in John Hancock Investments (“JH Investments”) sales being partially offset by a decrease in John Hancock Retirement Plan Services (“JH RPS”).

•
JH Investments achieved record first quarter sales of US$6.6 billion, an increase of 20% compared with 1Q13.  Continued sales momentum was attributable to broad-based distribution success, a strong product line-up and, in part, to the run up of sales in response to the “soft close” of a top selling fund. The strong sales contributed to our 10th consecutive quarter of positive net sales10 which propelled funds under management as of March 31, 2014 to a record of US$65.7 billion, a 37% increase from March 31, 2013.  We continued to broaden our product portfolio and have recently introduced two innovative mutual funds targeting lower-volatility alternative equity strategies.

•
JH RPS reported record funds under management of US$83.2 billion as of March 31, 2014, an increase of 10% from March 31, 2013 and 1Q14 sales were US$1.3 billion, a decrease of 7% compared with 1Q13.  Sales in our small case core market were poor in the quarter.  However, the business has strengthened its core 401(k) small case market presence through a new program to drive future results.  This comprehensive program, Signature 2.0, focuses on delivering price competitiveness, fee transparency, new investment options and exceptional customer service. Sales of Enterprise continued to gain traction in the 401(k) mid-market and we recorded meaningful sales in the quarter.

Overall U.S. Insurance sales of US$108 million for 1Q14 were 24% lower than 1Q13, driven by the impact of pricing actions taken last year to increase margins.  Updated products with more competitive pricing were launched in late February and are expected to improve sales in future quarters9.

•
John Hancock Life (“JH Life”) 1Q14 sales of US$85 million were 35% lower than 1Q13.  The decrease in sales was largely in the Protection universal life (“UL”) and International UL products, due to the aforementioned price competitiveness issues. Strong sales of Indexed UL products continued in 1Q14, with sales up 41% compared to 1Q13.

•
John Hancock Long-Term Care (“LTC”) sales of US$23 million in 1Q14 were US$11 million higher than 1Q13, driven by expected bi-annual inflation buy-up activity on the Federal LTC program.  An updated retail LTC product will be launched in 2Q149.

Manulife Asset Management

General Fund investment-related experience was strong in the first quarter of 2014, largely driven by the redeployment of government securities into higher yielding assets and investments in real estate and other alternative long-duration assets.  In addition, we continue to benefit from favourable credit experience.

Manulife Asset Management's first quarter direct net sales were strong, reflecting a variety of new mandates in both Asia and North America. Long-term investment performance continues to be a differentiator for Manulife Asset Management; we reported strong results, with the majority of public asset classes once again outperforming their benchmarks on a 1, 3, and 5-year basis.

External assets managed by Manulife Asset Management (“MAM”) were $257 billion as at March 31, 2014, an increase of $14 billion from December 31, 2013. Including assets managed on behalf of the General Fund, MAM managed a total of $298 billion in assets as at March 31, 2014. At March 31, 2014, MAM had a total of 80 Four- and Five-Star Morningstar rated funds, an increase of 10 funds since December 31, 2013.

7	As per LIMRA Canadian Group Life and Health Insurance sales report as of December 31, 2013.

8
For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return that accounts for variation in a fund’s monthly performance (including effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category, the next 22.5%, 35%, 22.5% and bottom 10% receive 5, 4, 3, 2 or 1 star, respectively. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance associated with its 3-, 5- and 10 year (if applicable) Morningstar Rating metrics. Past performance is no guarantee of future results. The overall rating includes the effects of sales charges, loads and redemption fees, while the load-waived does not. Load-waived rating for Class A shares should only be considered by investors who are not subject to a front-end sales charge.

9	See “Caution regarding forward-looking statements” below.

10
Source: Strategic Insight SIMFUND. Net sales (net new flows) is calculated using retail long-term open end mutual funds for managers in the Intermediary-Sold channel. Figures exclude money market and 529 share classes.

 Manulife Financial Corporation – First Quarter 2014

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of May 1, 2014, unless otherwise noted. This MD&A should be read in conjunction with the MD&A and audited Consolidated Financial Statements contained in our 2013 Annual Report.

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our most recent Annual Information Form, “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the MD&A in our 2013 Annual Report, and the “Risk Management” note to the Consolidated Financial Statements in our 2013 Annual Report.

In this MD&A, the terms “Company”, “Manulife Financial” and “we” mean Manulife Financial Corporation (“MFC”) and its subsidiaries.

Contents
A	OVERVIEW	D	RISK MANAGEMENT AND RISK FACTORS UPDATE
1.	First quarter highlights	1.	Regulatory, actuarial and accounting risks
		2.	Variable annuity and segregated fund guarantees
		3.	Caution related to sensitivities
B	FINANCIAL HIGHLIGHTS	4.	Publicly traded equity performance risk
1.	First quarter earnings analysis	5.	Interest rate and spread risk
2.	Premiums and deposits
3.	Funds under management	E	ACCOUNTING MATTERS AND CONTROLS
4.	Capital	1.	Critical accounting and actuarial policies
5.	Impact of fair value accounting	2.	Sensitivity of policy liabilities to updates to assumptions
		3.	Accounting and reporting changes
C	PERFORMANCE BY DIVISION	4.	U.S GAAP Results
1.	Asia	5.	Quarterly financial information
2.	Canadian	6.	Change in internal control over financial reporting
3.	U.S.	7.	Audit Committee
4.	Corporate and Other
		F	OTHER
		1.	Quarterly dividend
		2.	Outstanding shares
		3.	Performance and Non-GAAP measures
		4.	Key planning assumptions and uncertainties
		5.	Caution regarding forward-looking statements

 Manulife Financial Corporation – First Quarter 2014

A         OVERVIEW

A1	First quarter highlights

Manulife reported first quarter 2014 net income attributed to shareholders of $818 million and core earnings11 of $719 million.  Net income attributed to shareholders increased $278 million compared with 1Q13, of which $100 million was driven by higher core earnings and $178 million related to other items.  The $100 million increase in core earnings was driven by fee income on higher assets under management, lower hedging costs and the strengthening of the U.S. dollar, partially offset by lower favourable tax related items. Although tax items contributed to core earnings in both periods, 1Q13 was more favourable in this regard.

Items excluded from core earnings increased by $178 million compared with 1Q13 primarily related to the strong investment-related experience, largely driven by the redeployment of government securities into higher yielding assets and the impact on the measurement of actuarial liabilities of investments in real estate and other alternative long-duration assets, as well as favourable credit experience.  Favourable investment-related experience not reported in core earnings was $225 million in 1Q14 and $97 million in 1Q13.  In both 1Q14 and 1Q13 we reported charges related to the direct impact of interest rates and equity markets.

The Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio for The Manufacturers Life Insurance Company (“MLI”) as at March 31, 2014 was 255%, an increase of 7 points from December 31, 2013.  Five points of the improvement relate to a $500 million subordinated debt issuance and a $200 million preferred share issuance during 1Q14.  In the second quarter our ratio will decline by approximately 8 points following the repayment of $1.0 billion of maturing debt.  If the Company redeems, subject to regulatory approval, $450 million of preferred shares which will become redeemable at par in June, we would expect a further 3 point decline in the MCCSR ratio.

Insurance sales11 of $537 million in 1Q14 decreased 15%12 compared with 1Q13.  Excluding Canada Group Benefits sales which normally show variability, insurance sales were 4% higher than a year ago.  Insurance sales in Asia rose 23% reflecting the successful launch of new corporate products in Japan, double digit growth in most territories and augmented by the unusually low 1Q13 sales, as a result of above normal activity in 4Q12 due to announced price changes.  Retail Markets insurance sales increased 9% in Canada due to actions to improve our competitive positioning. In the U.S., insurance sales declined 24% as a result of price increases implemented in 2013; we expect that the product enhancements and more competitive pricing launched in the quarter will increase future sales13.

Wealth sales were $13.8 billion in 1Q14, up 5% from 1Q13.  The continued strong mutual fund sales in North America and strong pension sales in Canada were partly offset by lower sales in Asia, lower 401(k) sales in the U.S. and lower Manulife Bank loan volumes in Canada.  In Asia, wealth sales continued to be at the levels seen in the second half of last year, down from the first half of last year, as rising interest rates and market uncertainty continued to impact some markets.

11	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

12
Growth (declines) in sales, premiums and deposits and funds under management are stated on a constant currency basis. Constant currency basis is a non-GAAP measure.  See “Performance and Non-GAAP Measures” below.

13    See “Caution regarding forward-looking statements” below.

Manulife Financial Corporation – First Quarter 2014

B	FINANCIAL HIGHLIGHTS

	Quarterly Results
(C$ millions, unless otherwise stated, unaudited)	1Q 2014	4Q 2013	1Q 2013
Net income attributed to shareholders	$818	$1,297	$540
Preferred share dividends	(34)	(34)	(32)
Common shareholders’ net income	$784	$1,263	$508
Reconciliation of core earnings to net income attributed to shareholders:
Core earnings(1)	$719	$685	$619
Investment-related experience in excess of amounts included in core earnings	225	215	97
Core earnings plus investment-related experience in excess of amounts included in core earnings	$944	$900	$716
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities that are dynamically hedged	(90)	(81)	(107)
Changes in actuarial methods and assumptions	(40)	(133)	(69)
Disposition of Taiwan insurance business	-	350	-
Other items(2)	4	261	-
Net income attributed to shareholders	$818	$1,297	$540
Basic earnings per common share (C$)	$0.42	$0.69	$0.28
Diluted earnings per common share (C$)	$0.42	$0.68	$0.28
Diluted core earnings per common share (C$)(1)	$0.37	$0.35	$0.32
Return on common shareholders’ equity (“ROE”) (%)	11.9%	20.2%	9.1%
Core ROE (%)(1)	10.4%	10.4%	10.6%
U.S. GAAP net income (loss) attributed to shareholders(1)	$2,161	$241	$(345)
Sales(1) Insurance products(3)	$537	$617	$613
Wealth products	$13,778	$12,241	$12,423
Premiums and deposits(1) Insurance products	$5,904	$6,169	$6,002
Wealth products	$19,532	$15,367	$16,331
Funds under management (C$ billions)(1)	$635	$599	$555
Capital (C$ billions)(1)	$36.2	$33.5	$30.1
MLI’s MCCSR ratio	255%	248%	217%

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

(2)	For a more detailed description see Section B1 below.

(3)	Insurance sales have been adjusted to exclude Taiwan for all periods.

Manulife Financial Corporation – First Quarter 2014

B1         First quarter earnings analysis

The table below reconciles the 1Q14 core earnings of $719 million to the reported net income attributed to shareholders of $818 million.

(C$ millions, unaudited)	1Q 2014	4Q 2013	1Q 2013
Core earnings(1)
Asia Division(2)	$244	$227	$226
Canadian Division(2)	228	233	179
U.S. Division(2)	374	366	440
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(135)	(138)	(128)
Expected cost of macro hedges(2),(3)	(42)	(53)	(148)
Investment-related experience in core earnings(4)	50	50	50
Core earnings	$719	$685	$619
Investment-related experience in excess of amounts included in core earnings(4)	225	215	97
Core earnings plus investment-related experience in excess of amounts included in core earnings	$944	$900	$716
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities that are dynamically hedged (see table below)(4),(5)	(90)	(81)	(107)
Changes in actuarial methods and assumptions(6)	(40)	(133)	(69)
Disposition of Taiwan insurance business	-	350	-
Other items(7)	4	261	-
Net income attributed to shareholders	$818	$1,297	$540

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

(2)	Of the $106 million decrease in expected macro hedging costs compared with 1Q13, approximately half was offset by an increase in dynamic hedging costs, primarily in Asia and the U.S.

(3)
The 1Q14 net loss from macro equity hedges was $69 million and consisted of a $42 million charge related to the estimated expected cost of the macro equity hedges relative to our long-term valuation assumptions and a charge of $27 million as a result of macro hedge rebalancing costs primarily in Japan.  The $27 million charge is included in the direct impact of equity markets and interest rates table below.

(4)
Net insurance contract liabilities under IFRS for Canadian insurers are determined using the Canadian Asset Liability Method (“CALM”). Under CALM, the measurement of policy liabilities includes estimates regarding future expected investment income on assets supporting the policies. Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period. These gains and losses can relate to both the investment returns earned in the period, as well as to the change in our policy liabilities driven by the impact of current period investing activities on future expected investment income assumptions. The direct impact of markets is separately reported.

(5)
The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to interest rate assumptions, including a quarterly ultimate reinvestment rate (“URR”) update for North America and for Japan, as well as experience gains and losses on derivatives associated with our macro equity hedges. We also include gains and losses on the sale of available-for-sale (“AFS”) bonds and derivative positions in the surplus segment. See table below for components of this item.

(6)	The $40 million charge in 1Q14 primarily relates to the impact of method and modelling refinements in the projection of certain asset and liability related cash flows across several business units.

(7)
The other item in 1Q14 relates to enacted tax rate changes in one of the territories in Asia.  The 4Q13 amount relates to policyholder approved changes to the investment objectives of separate accounts that support our Variable Annuity products in the U.S and the recapture of a reinsurance treaty in Asia.

Manulife Financial Corporation – First Quarter 2014

The gain (charge) related to the direct impact of equity markets and interest rates and variable annuity guarantee liabilities that are dynamically hedged in the table above is attributable to:

(C$ millions, unaudited)	1Q 2014	4Q 2013	1Q 2013
Variable annuity guarantee liabilities that are dynamically hedged(1)	$2	$101	$101
Variable annuity guarantee liabilities that are not dynamically hedged	(32)	155	757
General fund equity investments supporting policy liabilities and on fee income(2)	(14)	81	115
Macro equity hedges relative to expected costs(3)	(27)	(232)	(730)
Direct impact of equity markets and variable annuity guarantees that are dynamically hedged(4)	$(71)	$105	$243
Fixed income reinvestment rates assumed in the valuation of policy liabilities(5)	9	(105)	(245)
Sale of AFS bonds and derivative positions in the Corporate and Other segment	(3)	(55)	(8)
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities	(25)	(26)	(97)
Direct impact of equity markets and interest rates and variable annuity guarantees that are dynamically hedged	$(90)	$(81)	$(107)
Direct impact of equity markets and interest rates	$(92)	$(182)	$(208)

(1)
Our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products. See “Risk Management and Risk Factors” in the MD&A in our 2013 Annual Report.

(2)	The impact on general fund equity investments supporting policy liabilities and on fee income includes the capitalized impact on fees for variable universal life policies.

(3)
As described in the previous table, we incurred a charge of $27 million because the cost of rebalancing due to market volatility more than offset the impact of actual markets underperforming our valuation assumptions.

(4)
In 1Q14, gross equity exposure losses of $767 million and gross equity hedging charges of $27 million from macro hedge experience were partially offset by income of $723 million from dynamic hedging experience which resulted in a charge of $71 million.

(5)	The gain in 1Q14 for fixed income reinvestment assumptions was driven by a decrease in swap spreads in Japan and Canada.

B2         Premiums and deposits14

Premiums and deposits for insurance products were $5.9 billion in 1Q14, a decrease of 5% on a constant currency basis compared with 1Q13. Growth in Asia and Canada was offset by a decline in the U.S. as a result of pricing actions in 2013.

Premiums and deposits for wealth products were $19.5 billion in 1Q14, an increase of $3.2 billion, or 12% on a constant currency basis, compared with 1Q13.  Growth was driven by strong mutual fund sales in North America and strong pension sales in Canada.

B3         Funds under management14

Funds under management as at March 31, 2014 were a record $635 billion, an increase of $80 billion from March 31, 2013. The increase was due to a combination of growth in our Asset Management businesses, strong customer cash net inflows in all divisions, equity market growth over the period and the strengthening of the U.S. dollar (all currency impacts totaled $33 billion).

B4         Capital14

MFC’s total capital as at March 31, 2014 was $36.2 billion, an increase of $2.7 billion from December 31, 2013 and $6.1 billion from March 31, 2013.  The increase from March 31, 2013 was primarily driven by net earnings of $3.4 billion, the $1.8 billion impact from favourable currency movements on translation of foreign operations and net capital issued of $1.2 billion, partially offset by cash dividends of $0.8 billion over the period.

B5          Impact of fair value accounting

Fair value accounting policies affect the measurement of both our assets and our liabilities. The impact on the measurement of both assets and liabilities of investment activities and market movements are reported as experience gains (losses) on investments, the direct impact of equity markets and interest rates and variable annuity guarantees that are dynamically hedged, each of which impacts net income (see section A1 above for discussion of first quarter experience).

Net realized and unrealized gains reported in investment income were $5.3 billion for 1Q14.  This amount was primarily driven by the mark-to-market impact of the decrease in interest rates on our bond and fixed income derivative holdings and, to a lesser extent, the impact of the increase in equity markets on our equity futures in our macro and dynamic hedging program as well as other items.

As outlined in the “Critical Accounting and Actuarial Policies” in the MD&A in the 2013 Annual Report, net insurance contract liabilities under IFRS are determined using CALM, as required by the Canadian Institute of Actuaries. The measurement of policy liabilities includes the estimated value of future policyholder benefits and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies, reduced by the future expected policy revenues and future expected investment income on assets supporting the policies.  Investment returns are projected using the current asset portfolios and projected reinvestment strategies.  Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period.   We classify gains and losses by assumption type.  For example, current period investing activities that increase (decrease) the future expected investment income on assets supporting the policies will result in an investment-related experience gain (loss).

14	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

Manulife Financial Corporation – First Quarter 2014

C         PERFORMANCE BY DIVISION

C1         Asia Division

($ millions, unless otherwise stated)	Quarterly Results
Canadian dollars	1Q 2014	4Q 2013	1Q 2013
Net income attributed to shareholders(1)	$242	$725	$928
Core earnings(1)	244	227	226
Premiums and deposits	3,800	3,680	4,468
Funds under management (billions)	82.3	76.6	78.8
U.S. dollars
Net income attributed to shareholders	$219	$690	$920
Core earnings	221	216	224
Premiums and deposits	3,444	3,509	4,430
Funds under management (billions)	74.5	72.0	77.6

(1)	See “Performance and Non-GAAP Measures” for a reconciliation between IFRS net income attributed to shareholders and core earnings.

Asia Division’s net income attributed to shareholders was US$219 million in 1Q14 compared with US$920 million in 1Q13, and core earnings in 1Q14 were US$221 million compared with US$224 million in 1Q13.  Core earnings increased US$37 million compared to 1Q13 after adjusting for the increased dynamic hedging costs (there is a corresponding decrease in macro hedging costs in the Corporate and Other Division), the impact of changes in currency rates and the sale of our Taiwan insurance business.  This growth in core earnings was driven by higher new business margins and improved policyholder experience.  The 1Q13 difference between net income and core earnings of US$696 million was primarily related to the increase in equity markets on unhedged variable annuities.

Premiums and deposits in 1Q14 were US$3.4 billion, a decrease of 18% on a constant currency basis compared with 1Q13.  Premiums and deposits for insurance products were US$1.5 billion, an increase of 10% compared with 1Q13 (adjusted to exclude the Taiwan Insurance business sold in 4Q13), driven by increased in-force business growth across the region and strong corporate product sales in Japan. Wealth management premiums and deposits of US$1.9 billion decreased by 30% compared to 1Q13, but were at levels consistent with the second half of 2013, as rising interest rates and market uncertainty continued to impact wealth sales in some of our key markets.

Funds under management as at March 31, 2014 were US$74.5 billion, an increase of 1% on a constant currency basis compared with March 31, 2013.  Net policyholder cash inflow of US$3.6 billion and market returns in the past twelve months were offset by the US$2.0 billion impact from the sale of our Taiwan insurance business in December 2013.

C2         Canadian Division

(C$ millions, unless otherwise stated)	Quarterly Results
	1Q 2014	4Q 2013	1Q 2013
Net income (loss) attributed to shareholders(1)	$377	$373	$(62)
Core earnings(1)	228	233	179
Premiums and deposits	6,050	5,275	5,335
Funds under management (billions)	150.3	145.2	136.5

(1)	See “Performance and Non-GAAP Measures” for a reconciliation between IFRS net income attributed to shareholders and core earnings.

Canadian Division’s net income attributed to shareholders of $377 million in 1Q14 compared with the net loss of $62 million in 1Q13. Core earnings of $228 million in 1Q14 increased $49 million compared with 1Q13.  The increase in core earnings was driven by in-force business growth, including higher fee income from our growing wealth management businesses; higher new business margins due to product changes and higher interest rates; and improved claims experience.  Included in net income but not in core earnings in 1Q14 were $149 million of market and investment-related gains (2013 - $241 million loss).

Premiums and deposits in 1Q14 were $6.1 billion, 13% higher than 1Q13, driven by continued strong growth in Manulife Mutual Funds and Group Retirement Solutions.

Funds under management were a record $150.3 billion as at March 31, 2014, an increase of $13.8 billion, or 10%, from March 31, 2013, driven by growth in our wealth management businesses and the net favourable impact of equity market appreciation.

Manulife Financial Corporation – First Quarter 2014

C3           U.S. Division

($ millions, unless otherwise stated)	Quarterly Results
Canadian dollars	1Q 2014	4Q 2013	1Q 2013
Net income attributed to shareholders(1)	$403	$825	$726
Core earnings(1)	374	366	440
Premiums and deposits	13,399	11,608	11,725
Funds under management (billions)	360.5	340.4	307.3

U.S. dollars
Net income attributed to shareholders	$366	$787	$720
Core earnings	339	349	436
Premiums and deposits	12,146	11,061	11,629
Funds under management (billions)	326.2	320.1	302.6

(1)	See “Performance and Non-GAAP Measures” for a reconciliation between IFRS net income attributed to shareholders and core earnings.

U.S. Division’s net income attributed to shareholders was US$366 million for 1Q14 compared with US$720 million for 1Q13. Core earnings for 1Q14 were US$339 million, a decrease of US$97 million compared with 1Q13.

The decrease in core earnings was driven by costs associated with the hedging of additional in-force variable annuity guarantees and unfavourable policyholder experience primarily in JH Life, compared with favourable experience in 1Q13.  In addition, core earnings in 1Q13 benefited from a more favourable impact of tax related items.  Partially offsetting these items was the impact of the growth in our wealth management assets on fee income and lower amortization of deferred acquisition costs due to the natural run-off of variable annuity business.  Items reconciling core earnings to net income attributed to shareholders in both 1Q14 and 1Q13 included favourable investment-related experience and the impact of equity markets and interest rates.

Premiums and deposits for 1Q14 were a record US$12.1 billion, an increase of 4% compared with 1Q13.  The increase was driven by record sales in mutual funds partially offset by lower life insurance premiums consistent with dampened sales attributable to product management actions.

Funds under management as at March 31, 2014 were a record US$326.2 billion, up 8% from March 31, 2013 levels.  The increase was due to positive investment returns and strong net mutual fund sales in JH Investments partially offset by surrender and benefit payments in John Hancock Annuities.

C4         Corporate and Other

(C$ millions, unless otherwise stated)	Quarterly Results
	1Q 2014	4Q 2013	1Q 2013
Net loss attributed to shareholders(1)	$(204)	$(626)	$(1,052)
Core losses (excl. macro hedges and core investment gains)(1)	$(135)	$(138)	$(128)
Expected cost of macro hedges	(42)	(53)	(148)
Investment-related experience included in core earnings	50	50	50
Total core losses	$(127)	$(141)	$(226)
Premiums and deposits	$2,187	$974	$805
Funds under management (billions)	41.8	36.7	32.7

(1)	See “Performance and Non-GAAP Measures” for a reconciliation between IFRS net income attributed to shareholders and core earnings.

Corporate and Other is composed of: Investment performance on assets backing capital, net of amounts allocated to operating divisions and financing costs; Investment Division’s external asset management business; Property and Casualty (“P&C”) Reinsurance business; as well as run-off reinsurance operations including variable annuities and accident and health.

For segment reporting purposes, the impact of updates to actuarial assumptions, settlement costs for macro equity hedges and other non-operating items are included in this segment’s earnings.

Corporate and Other reported a net loss attributed to shareholders of $204 million for 1Q14  compared to a net loss of $1,052 million for 1Q13.  Core losses were $127 million in 1Q14 compared to core losses of $226 million in 1Q13.

Charges in 1Q14 not included in core earnings totaled $77 million (2013 - $826 million). These included: a $40 million charge for changes in actuarial methods and assumptions (2013 - $69 million), $27 million of net experience losses on macro hedges (2013 - $730 million), and $50 million related to the total company offset included in core investment-related experience.  Partially offsetting these losses was $40 million related to other mark-to-market gains (2013 - $23 million).

Core losses declined by $99 million from 1Q13 reflecting a decrease of $106 million in the expected cost of macro hedging due to reduced macro hedging partially offset by lower core earnings of $6 million on the P&C Reinsurance business primarily reflecting a decrease in volumes.

Premiums and deposits for 1Q14 of $2,187 million increased from $805 million in 1Q13 as a result of higher deposits from institutional asset management clients.

Manulife Financial Corporation – First Quarter 2014

Funds under management of $41.8 billion as at March 31, 2014 (March 31, 2013 – $32.7 billion) included record assets managed by Manulife Asset Management on behalf of institutional clients of $35.8 billion (2013 – $29.9 billion) and $8.6 billion (2013 – $8.7 billion) of the Company’s own funds, partially offset by a $2.6 billion (2013 – $5.9 billion) total company adjustment related to the reclassification of derivative positions from invested assets to other assets and liabilities.

D           RISK MANAGEMENT AND RISK FACTORS UPDATE

This section provides an update to our risk management practices and risk factors outlined in the MD&A in our 2013 Annual Report.  The shaded text and tables in this section of the MD&A represent our disclosure on market and liquidity risk in accordance with IFRS 7, “Financial Instruments – Disclosures”.  Accordingly, the following shaded text and tables represent an integral part of our unaudited Interim Consolidated Financial Statements.

D1         Regulatory, actuarial and accounting risks

In April 2014, the Canadian Institute of Actuaries published guidance on the calibration criteria for fixed income funds with respect to the valuation of segregated fund guarantees. We plan to update our calibration criteria to be in alignment with the published guidance as part of our annual review of actuarial models and assumptions in the third quarter.  The impact is expected to be less than a $100 million charge to net income15.

In the 2013 Annual Report we noted that we expect the Canadian Actuarial Standards Board (“ASB”) to revise the Standards of Practice related to economic reinvestment assumptions used in the valuation of policy liabilities in 2014.  Our current understanding is that these revisions will be published in May 2014.  As noted in our 2013 Annual Report, we do not anticipate the impact on net income in the quarter of implementation will be significant15.  However, the actual impact will vary based on the level of prevailing interest rates at the time of implementation, changes to the Exposure Draft between now and the effective date of the new Standards, or changes to interpretation of the revised Standards.  In addition, the new Standards will impact our net income sensitivities to changes in interest rates.  The impact on our sensitivities could be positive or negative and the direction will be influenced by the approach we take to modeling interest rates under the new Standards as well as any risk management actions taken.  It should be noted that although sensitivities may change, the nature of the risks related to the business are unchanged.

D2         Variable annuity and segregated fund guarantees

As described in the MD&A in our 2013 Annual Report, guarantees on variable and segregated fund products may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guaranteed values. Depending on future equity market levels, liabilities on current in-force business would be due primarily in the period from 2015 to 2038.

We seek to mitigate a portion of the risks embedded in our retained (i.e. net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see section D4 “Publicly traded equity performance risk” below).

The table below shows selected information regarding the Company’s variable annuity and segregated fund guarantees gross and net of reinsurance.

Variable annuity and segregated fund guarantees net of reinsurance

As at	March 31, 2014			December 31, 2013
(C$ millions)	Guarantee value	Account value	Amount at risk(4)(5)	Guarantee Value	Fund value	Amount at risk(4)(5)
Guaranteed minimum income benefit(1)	$6,225	$5,152	$1,138	$6,194	$5,161	$1,109
Guaranteed minimum withdrawal benefit	67,395	65,129	4,083	66,189	63,849	4,120
Guaranteed minimum accumulation benefit	17,057	20,761	108	16,942	20,581	94
Gross living benefits(2)	$90,677	$91,042	$5,329	$89,325	$89,591	$5,323
Gross death benefits(3)	12,681	11,428	1,389	12,490	11,230	1,413
Total gross of reinsurance	$103,358	$102,470	$6,718	$101,815	$100,821	$6,736
Living benefits reinsured	$5,441	$4,526	$967	$5,422	$4,544	$942
Death benefits reinsured	3,668	3,509	570	3,601	3,465	564
Total reinsured	$9,109	$8,035	$1,537	$9,023	$8,009	$1,506
Total net of reinsurance	$94,249	$94,435	$5,181	$92,792	$92,812	$5,230

(1)	Contracts with guaranteed long-term care benefits are included in this category.
(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category.
(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. This amount is not currently payable. For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the amount at risk is floored at zero at the single contract level.

(5)
The amount at risk net of reinsurance at March 31, 2014 was $5,181 million (December 31, 2013 – $5,230 million) of which: US$3,125 million (December 31, 2013 – US$3,124 million) was on our U.S. business, $998 million (December 31, 2013 – $1,248  million) was on our Canadian business, US$383 million (December 31, 2013 – US$335 million) was on our Japan business and US$277 million (December 31, 2013 – US$285  million)  was related to Asia (other than Japan) and our run-off reinsurance business.

15	See “Caution regarding forward-looking statements” below.

Manulife Financial Corporation – First Quarter 2014

 The amount at risk on variable annuity contracts net of reinsurance was $5.2 billion at March 31, 2014, the same level as at December 31, 2013.

The policy liabilities established for variable annuity and segregated fund guarantees were $2,354 million at March 31, 2014 (December 31, 2013 - $1,197 million).  For non-dynamically hedged business, policy liabilities increased from $589 million at December 31, 2013 to $676 million at March 31, 2014. For the dynamically hedged business, the policy liabilities increased from $608 million at December 31, 2013 to $1,678 million at March 31, 2014. The increase in the total policy liabilities for variable annuity and segregated fund guarantees during the quarter is mainly due to the decrease in equity markets in Japan, and in the case of dynamically hedged business, is also due to the decrease in swap rates in North America.

D3         Caution related to sensitivities

In this document, we provide sensitivities and risk exposure measures for certain risks. These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment activity and investment returns assumed in the determination of policy liabilities. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders or on MLI’s MCCSR ratio will be as indicated.

D4         Publicly traded equity performance risk

As at March 31, 2014, we estimate that approximately 66% to 83% of our underlying earnings sensitivity to a 10% decline in equity markets would be offset by dynamic and macro hedges, compared with 64% to 82% at December 31, 2013. The upper end of the range assumes the performance of the dynamic hedging program would completely offset the loss from the dynamically hedged variable annuity guarantee liabilities and that the macro hedge assets are re-balanced in line with market changes. The lower end of the range assumes that there is not a complete offset due to our practices of not hedging the provisions for adverse deviation and rebalancing equity hedges in the dynamic program at 5% market intervals, and that the macro hedge assets are rebalanced in line with market changes.

As outlined in our 2013 Annual Report, our macro hedging strategy is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees. In addition, our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products (see pages 48 and 49 of our 2013 Annual Report).

The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30% change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on shareholders’ net income. The potential impact is shown assuming:

(a)	First that the change in value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities including the provisions for adverse deviation; and
(b)
Second that the change in value of the dynamically hedged variable annuity guarantee liabilities is not completely offset, including the assumption that the provision for adverse deviation is not offset and that the hedge assets are based on the actual position at the period end. In addition, we assume that we increase our macro equity hedges in negative market shock scenarios and reduce macro equity hedges in positive market shock scenarios.

It is also important to note that these estimates are illustrative, and that the hedging program may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable.

Manulife Financial Corporation – First Quarter 2014

Potential impact on net income attributed to shareholders arising from changes to public equity returns(1)

As at March 31, 2014
(C$ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(2)
Variable annuity guarantees	$(4,470)	$(2,560)	$(1,050)	$680	$1,130	$1,470
Asset based fees	(300)	(200)	(100)	100	200	300
General fund equity investments(3)	(530)	(340)	(180)	170	350	520
Total underlying sensitivity	$(5,300)	$(3,100)	$(1,330)	$950	$1,680	$2,290
Impact of hedge assets
Impact of macro hedge assets(4)	$950	$520	$220	$(220)	$(400)	$(580)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(4)	3,680	2,100	890	(590)	(1,020)	(1,320)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(4)	$4,630	$2,620	$1,110	$(810)	$(1,420)	$(1,900)
Net impact assuming the change in the value of the hedged assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(5)	$(670)	$(480)	$(220)	$140	$260	$390
Net impact of assuming that the provisions for adverse deviation for dynamically hedged liabilities are not offset and that the hedging program rebalances at 5% market intervals(6)	(900)	(560)	(230)	20	20	30
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities, as described above(6)	$(1,570)	$(1,040)	$(450)	$160	$280	$420
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liability	87%	85%	83%	85%	85%	83%
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedge assets do not completely offset the change in the dynamically hedged variable annuity guarantee liability(6)	70%	66%	66%	83%	83%	82%

(1)	See “Caution related to sensitivities” above.
(2)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.
(3)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)	Includes the impact of rebalancing equity hedges in the macro hedging program.
(5)	Variable annuity guarantee liabilities include the best estimate liabilities and associated provisions for adverse deviation.
(6)
Represents the impact of re-balancing equity hedges for dynamically hedged variable annuity guarantee liabilities at 5% market intervals. Also represents the impact of changes in markets on provisions for adverse deviation that are not hedged, but does not include any impact in respect of other sources of hedge ineffectiveness e.g. fund tracking, realized volatility and equity, interest rate correlations different from expected among other factors.

Manulife Financial Corporation – First Quarter 2014

Potential impact on net income attributed to shareholders arising from changes to public equity returns(1)

As at December 31, 2013
(C$ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(2)
Variable annuity guarantees	$(4,120)	$(2,310)	$(960)	$610	$1,060	$1,380
Asset based fees	(310)	(210)	(110)	110	210	310
General fund equity investments(3)	(420)	(280)	(130)	140	280	430
Total underlying sensitivity	$(4,850)	$(2,800)	$(1,200)	$860	$1,550	$2,120
Impact of hedge assets
Impact of macro hedge assets(4)	$1,010	$510	$170	$(170)	$(250)	$(330)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(4)	3,370	1,900	810	(550)	(960)	(1,250)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(4)	$4,380	$2,410	$980	$(720)	$(1,210)	$(1,580)
Net impact assuming the change in the value of the hedged assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(5)	$(470)	$(390)	$(220)	$140	$340	$540
Net impact of assuming that the provisions for adverse deviation for dynamically hedged liabilities are not offset and that the hedging program rebalances at 5% market intervals(6)	(870)	(530)	(210)	40	50	70
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities, as described above(6)	$(1,340)	$(920)	$(430)	$180	$390	$610
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liability	90%	86%	82%	84%	78%	75%
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedge assets do not completely offset the change in the dynamically hedged variable annuity guarantee liability(6)	72%	67%	64%	79%	75%	71%

(1)            See “Caution related to sensitivities” above.
(2)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.
(3)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)	Includes the impact of rebalancing equity hedges in the macro hedging program.
(5)	Variable annuity guarantee liabilities include the best estimate liabilities and associated provisions for adverse deviation.
(6)
Represents the impact of re-balancing equity hedges for dynamically hedged variable annuity guarantee liabilities at 5% market intervals. Also represents the impact of changes in markets on provisions for adverse deviation that are not hedged, but does not include any impact in respect of other sources of hedge ineffectiveness e.g. fund tracking, realized volatility and equity, interest rate correlations different from expected among other factors.

Potential impact on MLI’s MCCSR ratio arising from public equity returns different from the expected return for policy liability valuation(1),(2)

	Impact on MLI MCCSR ratio
Percentage points	-30%	-20%	-10%	+10%	+20%	+30%
March 31, 2014	(20)	(11)	(4)	5	18	21
December 31, 2013	(14)	(8)	(4)	13	25	25

(1)
See “Caution related to sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in equity markets, as the impact on the quoted sensitivities is not considered to be material.

(2)
The potential impact is shown assuming that the change in value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities. The estimated amount that would not be completely offset relates to our practices of not hedging the provisions for adverse deviation and of rebalancing equity hedges for dynamically hedged variable annuity liabilities at 5% market intervals.

The following table shows the notional value of shorted equity futures contracts utilized for our variable annuity guarantee dynamic hedging and our macro equity risk hedging strategies.
As at
(C$ millions)	March 31, 2014	December 31, 2013
For variable annuity guarantee dynamic hedging strategy	$8,200	$7,500
For macro equity risk hedging strategy	3,000	2,000
Total	$11,200	$9,500

Manulife Financial Corporation – First Quarter 2014

During 1Q14, the derivative notional value in our dynamic hedging program increased by $0.7 billion due to normal rebalancing activities.

During 1Q14, the equity futures notional value required for the macro hedging program increased by $1.0 billion as we added net notional to the macro hedging program in order to maintain the equity market sensitivity within Board approved limits.

D5         Interest rate and spread risk

At March 31, 2014, we estimated the sensitivity of our net income attributed to shareholders to a 100 basis point parallel decline in interest rates to be a charge of $600 million, and to a 100 basis point increase in interest rates to be a benefit of $100 million. The $200 million increase in sensitivity to a 100 basis point decline in interest rates from December 31, 2013 was primarily attributable to interest rate movements in the quarter.

The 100 basis point parallel decline includes a change of 1% in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates and corporate spreads, relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. As the sensitivity to a 100 basis point change in interest rates includes any associated change in the applicable prescribed reinvestment scenario, the impact of changes to interest rates for less than, or more than, the amounts indicated are unlikely to be linear. Furthermore, the reinvestment scenario changes tend to amplify the negative effects of a decrease in interest rates, and dampen the positive effects of an increase in interest rates.  For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

The income impact does not allow for any future potential changes to the URR assumptions or other potential impacts of lower interest rate levels, for example, increased strain on the sale of new business or lower interest earned on our surplus assets. It also does not reflect potential management actions to realize gains or losses on AFS fixed income assets held in the surplus segment in order to partially offset changes in MLI’s MCCSR ratio due to changes in interest rate levels.

Potential impact on net income attributed to shareholders and MLI’s MCCSR ratio of an immediate 1% parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1),(2),(3),(4)

As at	March 31, 2014				December 31, 2013
	-100	bp	+100	bp	-100	bp	+100	bp
Net income attributed to shareholders (C$ millions)
Excluding change in market value of AFS fixed income assets held in the surplus segment	$(600)		$100		$(400)		$-
From fair value changes in AFS fixed income assets held in surplus, if realized	700		(700)		600		(600)

MLI’s MCCSR ratio (Percentage points)
Before impact of change in market value of AFS fixed income assets held in the surplus segment(5)	(16)		14		(13)		18
From fair value changes in AFS assets held in surplus, if realized	5		(5)		4		(5)

(1)
See “Caution related to sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates, as the impact on the quoted sensitivities is not considered to be material.

(2)
Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.

(3)	The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the aggregate amount of unrealized gain or loss.
(4)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities. Impact of realizing fair value  changes in AFS fixed income assets held in surplus is as of the end of the quarter.

(5)
The impact on MLI’s MCCSR ratio includes both the impact of the change in earnings on available capital as well as the change in required capital that results from a change in interest rates.  The potential increase in required capital accounted for 10 of the 16 point impact of a 100 bp decline in interest rates on MLI’s MCCSR ratio this quarter.

The following table shows the potential impact on net income attributed to shareholders resulting from a change in credit spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Manulife Financial Corporation – First Quarter 2014

Potential impact on net income attributed to shareholders arising from changes to corporate spreads and swap spreads(1),(2),(3)

As at (C$ millions)	March 31, 2014	December 31, 2013
Corporate spreads(4)
Increase 50 basis points	$400	$400
Decrease 50 basis points	(400)	(400)
Swap spreads
Increase 20 basis points	$(500)	$(400)
Decrease 20 basis points	400	400

(1)	See “Caution related to sensitivities” above.
(2)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate and swap spreads.

(3)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

(4)	Corporate spreads are assumed to grade to an expected long-term average over five years.
As the sensitivity to a 50 basis point decline in corporate spreads includes the impact of a change in prescribed reinvestment scenarios where applicable, the impact of changes to corporate spreads for less than, or more than, the amounts indicated are unlikely to be linear. The potential earnings impact of a 50 basis point decline in corporate spreads related to the impact of the scenario change was not significant at March 31, 2014 and was not significant at December 31, 2013.

Alternative Long-Duration Asset Performance Risk
The following table shows the potential impact on net income attributed to shareholders resulting from changes in market values of alternative long-duration assets different than the expected levels assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders arising from changes in alternative long-duration asset returns(1),(2),(3),(4)

As at	March 31, 2014		December 31, 2013
(C$ millions)	-10%	+10%	-10%	+10%
Real estate, agriculture and timber assets	$(1,100)	$1,100	$(1,000)	$1,000
Private equities and other alternative long-duration assets	(1,000)	900	(900)	800
Alternative long-duration assets	$(2,100)	$2,000	$(1,900)	$1,800

(1)	See “Caution Related to Sensitivities” above.
(2)
This impact is calculated as at a point-in-time impact and does not include: (i) any potential impact on alternative long-duration asset weightings; (ii) any gains or losses on alternative long-duration  assets held in the Corporate and Other segment; or (iii) any gains or losses on alternative long-duration  assets held in Manulife Bank.

(3)	The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in alternative long-duration asset returns.
(4)	Net income impact does not consider any impact of the market correction on assumed future return assumptions.

The increased sensitivity from December 31, 2013 to March 31, 2014 is primarily related to the impact of the decrease in risk free rates in some jurisdictions during the period, decreasing the rate at which funds can be reinvested.

Manulife Financial Corporation – First Quarter 2014

E           ACCOUNTING MATTERS AND CONTROLS

E1         Critical accounting and actuarial policies

Our significant accounting policies under IFRS are described in note 1 to our Consolidated Financial Statements for the year ended December 31, 2013. The critical accounting policies and the estimation processes related to the determination of insurance contract liabilities, fair values of financial instruments, the application of derivative and hedge accounting, the determination of pension and other post-employment benefit obligations and expenses, and accounting for income taxes and uncertain tax positions are described on pages 67 to 75 of our 2013 Annual Report.

E2	Sensitivity of policy liabilities to updates to assumptions

When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects income. The sensitivity of after-tax income to updates to asset related assumptions underlying policy liabilities is shown below, assuming that there is a simultaneous update to the assumption across all business units.

For updates to asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting policy liabilities. In practice, experience for each assumption will frequently vary by business and geographic market and assumption updates are made on a business/geographic specific basis.  Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions; changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models.

Most participating business is excluded from this analysis because of the ability to pass both favourable and adverse experience to the policyholders through the participating dividend adjustment.  As the estimated potential impact on net income for the next five years and the following five years from changes in the fixed income URR driven by changes in risk free rates has not changed materially from that disclosed in our 2013 Annual Report, it is not shown here.

Potential impact on net income attributed to shareholders arising from changes to asset related assumptions supporting actuarial liabilities, excluding the fixed income ultimate reinvestment rate discussed above

C$ millions	Increase (decrease) in after-tax income
As at	March 31, 2014		December 31, 2013
Asset related assumptions updated periodically in valuation basis changes	Increase	Decrease	Increase	Decrease
100 basis point change in future annual returns for public equities(1)	$ 400	$ (400)	$ 400	$ (400)
100 basis point change in future annual returns for alternative long-duration assets(2)	4,200	(4,100)	3,800	(3,700)
100 basis point change in equity volatility assumption for stochastic segregated fund modeling(3)	(200)	200	(200)	200

(1)
The sensitivity to public equity returns above includes the impact on both segregated fund guarantee reserves and on other policy liabilities. For a 100 basis point increase in expected growth rates, the impact from segregated fund guarantee reserves is a $200 million increase (December 31, 2013 – $200 million increase).  For a 100 basis point decrease in expected growth rates, the impact from segregated fund guarantee reserves is a $200 million decrease (December 31, 2013 – $200 million decrease).  Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historical observed experience and compliance with actuarial standards.  The growth rates for returns in the major markets used in the stochastic valuation models for valuing segregated fund guarantees are 7.6% per annum in Canada, 7.6% per annum in the U.S. and 5.2% per annum in Japan. Growth assumptions for European equity funds are market-specific and vary between 5.8% and 7.85%.

(2)
Alternative long-duration assets include commercial real estate, timber and agricultural real estate, oil and gas, and private equities.  The increase of $400 million in sensitivity from December 31, 2013 to March 31, 2014 is primarily related to the impact of the decrease in risk free rates in some jurisdictions during the period, decreasing the rate at which funds can be reinvested.

(3)
Volatility assumptions for public equities are based on long-term historic observed experience and compliance with actuarial standards. The resulting volatility assumptions are 17.15% per annum in Canada and 17.15% per annum in the U.S. for large cap public equities, and 19% per annum in Japan. For European equity funds, the volatility assumptions vary between 16.15% and 18.4%.

E3	Accounting and reporting changes

Topic	Effective date	Recognition/ Measurement / Presentation	Impact / Expected impact
Changes Adopted
IAS 32 “Financial Instruments: Presentation”	Jan 1, 2014	Presentation	Not significant
IFRS 10, IFRS 12, and IAS 27 “Investment Entities”	Jan 1, 2014	Measurement	Not significant
IFRIC 21 “Levies”	Jan 1, 2014	Recognition	Not significant
IAS 39 “Financial Instruments: Recognition and Measurement”	Jan 1, 2014	Recognition and Measurement	Not significant
Future Accounting Changes
IFRS 9 “Financial Instruments”	Jan 1, 2018	Measurement	Currently assessing

Manulife Financial Corporation – First Quarter 2014

E4         U.S. GAAP results

Net income attributed to shareholders in accordance with U.S. GAAP16 for the first quarter of 2014 was $2,161 million, compared with net income attributed to shareholders of $818 million under IFRS. The net income in accordance with U.S. GAAP in 1Q14 included $854 million of gains related to the dedesignation of interest rate derivatives in hedge accounting supporting our general fund liabilities and $243 million of gains with respect to our variable annuity business and macro hedges.  The U.S. GAAP gains on derivatives did not impact our IFRS results as under IFRS, realized gains and losses on derivatives supporting our policy liabilities also impact the measurement of liabilities.  In addition, under U.S. GAAP, not all of the variable annuity business is accounted for on a mark-to-market basis and therefore, when markets are unfavourable, the gains on dynamic and macro hedges exceed the increase in variable annuity policy liabilities and other equity exposures.

As we are no longer reconciling our financial results under IFRS and U.S. GAAP within our Consolidated Financial Statements, net income attributed to shareholders in accordance with U.S. GAAP is considered a non-GAAP financial measure. The reconciliation of the major differences between net income attributed to shareholders in accordance with IFRS and the net income attributed to shareholders in accordance with U.S. GAAP for 1Q14 follows, with major differences expanded upon below:

For the quarters ended March 31,	Quarterly Results
(C$ millions, unaudited)	2014	2013
Net income attributed to shareholders in accordance with IFRS	$818	$540
Key earnings differences:
Variable annuity guarantee liabilities and related dynamic hedges(1)	$342	$(784)
Impact of mark-to-market accounting and investing activities on investment income and policy liabilities(2) Impact of hedge accounting dedesignation under U.S. GAAP(3)	402 854	(111 -)
New business differences including acquisition costs(4)	(211)	(188)
Changes in actuarial methods and assumptions(5)	41	79
Other differences	(85)	119
Total earnings differences	$1,343	$(885)
Net income (loss) attributed to shareholders in accordance with U.S. GAAP	$2,161	$(345)

(1)
IFRS follows a predominantly “mark-to-market” accounting approach to measure variable annuity guarantee liabilities while U.S. GAAP only uses “mark-to-market” accounting for certain benefit guarantees.  The U.S. GAAP accounting results in an accounting mismatch between the hedge assets supporting the dynamically hedged guarantees and the guarantees not accounted for on a mark-to-market basis.  Another difference is that U.S. GAAP reflects the Company’s own credit standing in the measurement of the liability.  In 1Q14, we reported a net gain of $312 million (2013 – $74 million) in our total variable annuity businesses under U.S. GAAP compared with a charge of $30 million under IFRS (2013 – gain of $858 million). Under both accounting bases we reported charges on our macro hedging program of $69 million in 1Q14 (2013 – $878 million).

(2)
Under IFRS, accumulated unrealized gains and losses arising from fixed income investments and interest rate derivatives supporting policy liabilities are largely offset in the valuation of the policy liabilities. The 1Q14 IFRS impacts of fixed income reinvestment assumptions, general fund equity investments, fixed income and alternative long-duration asset investing totaled a net gain of $242 million (2013 – net charge of $88 million) compared with U.S. GAAP net realized gains and other investment-related gains of $644 million (2013 – losses of $199 million), excluding the transition impact on the new hedge accounting program under U.S. GAAP.

(3)
During 1Q14, the Company transitioned to a new interest rate risk hedge accounting program under U.S. GAAP whereby interest rate risk derivatives previously in a cash flow hedge accounting relationship were dedesignated resulting in the gains in earnings.  These gains did not impact IFRS earnings.

(4)
Acquisition costs that are related to and vary with the production of new business are explicitly deferred and amortized under U.S. GAAP but are recognized as an implicit reduction in insurance liabilities along with other new business gains and losses under IFRS.

(5)
The charge recognized under IFRS from changes in actuarial methods and assumptions of $40 million in 1Q14 (2013 – $69 million) compared to a gain of $1 million (2013 – gain of $10 million) on a U.S. GAAP basis.

Total equity in accordance with U.S. GAAP17 as at March 31, 2014 was approximately $11 billion higher than under IFRS. Of this difference, approximately $7 billion was attributable to the higher cumulative net income on a U.S. GAAP basis. The remaining difference was primarily attributable to the recording of net unrealized gains on fixed income investments and derivatives in a cash flow hedging relationship in accumulated other comprehensive income under U.S. GAAP partially offset by the impact of currency translation on net foreign operations.

16	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
17	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

Manulife Financial Corporation – First Quarter 2014

E5	Quarterly financial information
The following table provides summary information related to our eight most recently completed quarters:

As at and for the three months ended						restated(1)
	Mar 31,	Dec 31,	Sept 30,	Jun 30,	Mar 31,	Dec 31,	Sept 30,	Jun 30,
(C$ millions, except per share amounts, unaudited)	2014	2013	2013	2013	2013	2012	2012	2012
Revenue
Premium income
Life and health insurance	$3,696	$3,956	$3,879	$3,681	$3,837	$4,335	$3,399	$3,704
Annuities and pensions	465	592	490	495	580	488	501	626
Net premium income prior to FDA coinsurance (2)	$4,161	$4,548	$4,369	$4,176	$4,417	$4,823	$3,900	$4,330
Premiums ceded relating to FDA coinsurance (2)	-	-	-	-	-	(2)	(1,799)	(5,428)
Investment income	2,684	2,637	2,483	2,345	2,405	2,520	2,432	2,515
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities (3)	5,256	(2,788)	(2,513)	(9,355)	(2,961)	(2,075)	1,104	7,681
Other revenue	2,135	2,645	1,966	2,324	1,974	1,679	1,802	2,039
Total revenue	$14,236	$7,042	$6,305	$(510)	$5,835	$6,945	$7,439	$11,137
Income (loss) before income taxes	$937	$1,854	$1,118	$205	$570	$1,091	$(679)	$(485)
Income tax (expense) recovery	(133)	(497)	(172)	103	(15)	14	360	186
Net income (loss)	$804	$1,357	$946	$308	$555	$1,105	$(319)	$(299)
Net income (loss) attributed to shareholders	$818	$1,297	$1,034	$259	$540	$1,077	$(211)	$(281)
Basic earnings (loss) per common share	$0.42	$0.69	$0.54	$0.12	$0.28	$0.57	$(0.13)	$(0.17)
Diluted earnings (loss) per common share	$0.42	$0.68	$0.54	$0.12	$0.28	$0.57	$(0.13)	$(0.17)
Segregated funds deposits	$6,776	$5,756	$5,321	$5,516	$6,466	$5,728	$5,625	$5,752
Total assets	$538,873	$513,628	$498,016	$498,243	$497,590	$484,998	$479,331	$478,103
Weighted average common shares (in millions)	$1,849	$1,844	$1,839	$1,834	$1,828	$1,822	$1,816	$1,808
Diluted weighted average common shares (in millions)	$1,874	$1,869	$1,864	$1,860	$1,856	$1,854	$1,816	$1,808
Dividends per common share	$0.13	$0.13	$0.13	$0.13	$0.13	$0.13	$0.13	$0.13
CDN$ to US$1 - Statement of Financial Position	1.1053	1.0640	1.0285	1.0512	1.0156	0.9949	0.9837	1.0191
CDN$ to US$1 - Statement of Income	1.1031	1.0494	1.0386	1.0230	1.0083	0.9914	0.9953	1.0105

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.  For a detailed description of the change see note 2 to our 2013 Annual Consolidated Financial Statements.

(2)
On June 29, 2012 and September 25, 2012 the Company entered into coinsurance agreements to reinsure 89% of its book value fixed deferred annuity (“FDA”) business.  Under the terms of the agreements, the Company will maintain responsibility for servicing of the policies and managing some of the assets and has retained the remaining exposure.

(3)
For fixed income assets supporting insurance and investment contract liabilities and for equities supporting pass-through products and derivatives related to variable hedging programs, the impact of realized and unrealized gains (losses) on the assets is largely offset in the change in insurance and investment contract liabilities.

E6	Changes in internal control over financial reporting
No changes were made in our internal control over financial reporting during the three months ended March 31, 2014, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

E7	Audit Committee
As in prior quarters, MFC’s Audit Committee reviewed this MD&A and the unaudited interim financial report and MFC’s Board of Directors approved this MD&A prior to its release.

Manulife Financial Corporation – First Quarter 2014

F	OTHER

F1	Quarterly dividend
On May 1, 2014, our Board of Directors approved a quarterly shareholders’ dividend of $0.13 per share on the common shares of MFC, payable on or after June 19, 2014 to shareholders of record at the close of business on May 13, 2014.

The Board also declared dividends on the following non-cumulative preferred shares, payable on or after June 19, 2014 to shareholders of record at the close of business on May 13, 2014.

Class A Shares Series 1 – $0.25625 per share	Class 1 Shares Series 5 – $0.275 per share
Class A Shares Series 2 – $0.29063 per share	Class 1 Shares Series 7 – $0.2875 per share
Class A Shares Series 3 – $0.28125 per share	Class 1 Shares Series 9 – $0.275 per share
Class A Shares Series 4 – $0.4125 per share	Class 1 Shares Series 11 – $0.25 per share
Class 1 Shares Series 1 – $0.35 per share	Class 1 Shares Series 13 – $0.2375 per share
Class 1 Shares Series 3 – $0.2625 per share	Class 1 Shares Series 15 – $0.304521 per share

F2	Outstanding shares – selected information

Class A Shares Series 1
As at April 28, 2014, MFC had 14 million Class A Shares Series 1 (“Series 1 Preferred Shares”) outstanding at a price of $25 per share, for an aggregate amount of $350 million. The Series 1 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.10%. With regulatory approval, the Series 1 Preferred Shares may be redeemed by MFC, in whole or in part, at declining premiums that range from $1.25 to nil per Series 1 Preferred Share, by either payment of cash or the issuance of MFC common shares. On or after December 19, 2015, the Series 1 Preferred Shares will be convertible at the option of the holder into MFC common shares, the number of which is determined by a prescribed formula, and is subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares. The prescribed formula is the face amount of the Series 1 Preferred Shares divided by the greater of $2.00 and 95 per cent of the then market price of MFC common shares.

Common Shares
As at April 28, 2014 MFC had 1,854 million common shares outstanding.

F3	Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited financial statements. Non-GAAP measures include: Core Earnings; Net Income Attributed to Shareholders in Accordance with U.S. GAAP; Total Equity in Accordance with U.S. GAAP; Core ROE; Diluted Core Earnings Per Common Share; Constant Currency Basis; Premiums and Deposits; Funds under Management; Capital; New Business Embedded Value and Sales.  Non-GAAP financial measures are not defined terms under GAAP and, therefore, with the exception of Net Income Attributed to Shareholders in Accordance with U.S. GAAP and Total Equity in Accordance with U.S. GAAP (which are comparable to the equivalent measures of issuers whose financial statements are prepared in accordance with U.S. GAAP), are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Core earnings (losses) is a non-GAAP measure which we use to better understand the long-term earnings capacity and valuation of the business. Core earnings excludes the direct impact of changes in equity markets and interest rates as well as a number of other items, outlined below, that are considered material and exceptional in nature. While this metric is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macro-economic factors, which can have a significant impact.

Any future changes to the core earnings definition referred to below, will be disclosed.

Items that are included in core earnings are:

1.
Expected earnings on in-force, including expected release of provisions for adverse deviation, fee income, margins on group business and spread business such as Manulife Bank and asset fund management.

2.	Macro hedging costs based on expected market returns.

3.	New business strain.

4.	Policyholder experience gains or losses.

5.	Acquisition and operating expenses compared to expense assumptions used in the measurement of insurance and investment contract liabilities.

6.	Up to $200 million of favourable investment-related experience reported in a single year which is referred to as “core investment gains”.

7.	Earnings on surplus other than mark-to-market items. Gains on available-for-sale (“AFS”) equities and seed money investments are included in core earnings.

8.	Routine or non-material legal settlements.

9.	All other items not specifically excluded.

10.	Tax on the above items.

11.	All tax related items except the impact of enacted or substantially enacted income tax rate changes.

Manulife Financial Corporation – First Quarter 2014

Items excluded from core earnings are:

1.	The direct impact of equity markets and interest rates, consisting of:

•	Gains (charges) on variable annuity guarantee liabilities not dynamically hedged.

•	Gains (charges) on general fund equity investments supporting insurance and investment contract liabilities and on fee income.

•
Gains (charges) on macro equity hedges relative to expected costs. The expected cost of macro hedges is calculated using the equity assumptions used in the valuation of insurance and investment contract liabilities.

•
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of insurance and investment contract liabilities, including the impact on the fixed income ultimate reinvestment rate (“URR”).

•	Gains (charges) on sale of AFS bonds and open derivatives not in hedging relationships in the Corporate and Other segment.

2.
The earnings impact of the difference between the net increase (decrease) in variable annuity liabilities that are dynamically hedged and the performance of the related hedge assets. Our variable annuity dynamic hedging strategy is not designed to completely offset the sensitivity of insurance and investment contract liabilities to all risks or measurements associated with the guarantees embedded in these products for a number of reasons, including: provisions for adverse deviation, fund performance, the portion of the interest rate risk that is not dynamically hedged, realized equity and interest rate volatilities and changes to policyholder behaviour.

3.
Net favourable investment-related experience in excess of $200 million per annum or net unfavourable investment-related experience on a year-to-date basis. Investment-related experience relates to fixed income trading, alternative long-duration asset returns, credit experience and asset mix changes. This favourable and unfavourable investment-related experience is a combination of reported investment experience as well as the impact of investing activities on the measurement of our insurance and investment contract liabilities. The maximum of $200 million per annum to be reported in core earnings compares with an average of over $80 million per quarter of favourable investment-related experience reported since first quarter 2007.

4.	Mark-to-market gains or losses on assets held in the Corporate and Other segment other than gains on AFS equities and seed money investments in new segregated or mutual funds.

5.	Changes in actuarial methods and assumptions, excluding URR.

6.	The impact on the measurement of insurance and investment contract liabilities of changes in product features or new reinsurance transactions, if material.

7.	Goodwill impairment charges.

8.	Gains or losses on disposition of a business.

9.	Material one-time only adjustments, including highly unusual/extraordinary and material legal settlements or other items that are material and exceptional in nature.

10.	Tax on the above items.

11.	Impact of enacted or substantially enacted income tax rate changes.

  Manulife Financial Corporation – First Quarter 2014

The following tables summarize for the past eight quarters core earnings and net income (loss) attributed to shareholders.

Total Company

	Quarterly Results
(C$ millions, unaudited)	1Q	4Q	3Q	2Q	1Q	4	Q	3	Q	2	Q
	2014	2013	2013	2013	2013	2012	(1)	2012	(1)	2012	(1)
Core earnings (losses)
Asia Division	$244	$227	$242	$226	$226	$180		$230		$286
Canadian Division	228	233	268	225	179	233		229		201
U.S. Division	374	366	361	343	440	293		288		247
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(135)	(138)	(135)	(105)	(128)	(62)		(103)		(67)
Expected cost of macro hedges	(42)	(53)	(84)	(128)	(148)	(140)		(124)		(118)
Investment-related experience included in core earnings	50	50	52	48	50	50		50		50
Total core earnings	$719	$685	$704	$609	$619	$554		$570		$599
Investment-related experience in excess of amounts included in core earnings	225	215	491	(97)	97	321		365		54
Core earnings plus investment-related experience in excess of amounts included in core earnings	$944	$900	$1,195	$512	$716	$875		$935		$653
Other items to reconcile core earnings to net income (loss) attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities that are dynamically hedged	(90)	(81)	94	(242)	(107)	82		34		(996)
Impact of in-force product changes and recapture of reinsurance treaties	-	261	-	-	-	-		26		112
Change in actuarial methods and assumptions, excluding URR	(40)	(133)	(252)	(35)	(69)	(87)		(1,006)		-
Goodwill impairment charge	-	-	-	-	-	-		(200)		-
Disposition of Taiwan insurance business in 2013(2)	-	350	-	-	-	-		-		(50)
Tax items and restructuring charge related to organizational design	4	-	(3)	24	-	207		-		-
Net income (loss) attributed to shareholders	$818	$1,297	$1,034	$259	$540	$1,077		$(211)		$(281)

Direct impact of equity market and interest rates and variable annuity guarantee liabilities that are dynamically hedged
Variable annuity guarantee liabilities that are dynamically hedged	$2	$101	$160	$30	$101	$100		$122		$(269)
Gains (charges) on variable annuity liabilities that are not dynamically hedged	(32)	155	306	75	757	556		298		(758)
Gains (charges) on general fund equity investments supporting policy liabilities and on fee income	(14)	81	85	(70)	115	48		55		(116)
Gains (charges) on macro equity hedges relative to expected costs	(27)	(232)	(245)	(231)	(730)	(292)		(86)		423
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities	9	(105)	(77)	151	(245)	(290)		(330)		305
Gains (charges) on sale of AFS bonds and derivative positions in the Corporate segment	(3)	(55)	(72)	(127)	(8)	(40)		(25)		96
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities	(25)	(26)	(63)	(70)	(97)	-		-		(677)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities that are dynamically hedged	$(90)	$(81)	$94	$(242)	$(107)	$82		$34		$(996)

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see note 2 to our 2013 Annual Consolidated Financial Statements.

(2)	The $50 million charge in 2012 represents closing adjustments to the 2011 disposition of our Life Retrocession business.

Manulife Financial Corporation – First Quarter 2014

Asia Division

	Quarterly Results
(C$ millions, unaudited)	1Q	4Q	3Q	2Q	1Q	4Q	3Q	2Q
	2014	2013	2013	2013	2013	2012	2012	2012
Asia Division core earnings	$244	$227	$242	$226	$226	$180	$230	$286
Investment-related experience in excess of amounts included in core earnings	19	(5)	(4)	(18)	43	33	12	28
Core earnings plus investment-related experience in excess of amounts included in core earnings	$263	$222	$238	$208	$269	$213	$242	$314
Other items to reconcile core earnings to net income (loss) attributable to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities that are dynamically hedged	(25)	85	242	178	659	469	249	(629)
Recapture of reinsurance treaty	-	68	-	-	-	-	-	-
Disposition of Taiwan insurance business	-	350	-	-	-	-	-	-
Tax gains due to rate changes	4	-	-	-	-	-	-	-
Net income (loss) attributed to shareholders	$242	$725	$480	$386	$928	$682	$491	$(315)

Canadian Division

	Quarterly Results
(C$ millions, unaudited)	1Q	4Q	3Q	2Q	1Q	4Q	3Q	2Q
	2014	2013	2013	2013	2013	2012	2012	2012
Canadian Division core earnings	$228	$233	$268	$225	$179	$233	$229	$201
Investment-related experience in excess of amounts included in core earnings	135	106	135	(88)	(187)	(31)	20	(115)
Core earnings plus investment-related experience in excess of amounts included in core earnings	$363	$339	$403	$137	$ (8)	$202	$249	$ 86
Other items to reconcile core earnings to net income (loss) attributable to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities that are dynamically hedged	14	34	14	(34)	(54)	49	129	-
Recapture of reinsurance treaty and impact of tax related changes	-	-	(3)	-	-	-	-	137
Net income (loss) attributed to shareholders	$377	$373	$414	$103	$(62)	$251	$378	$223

U.S. Division

	Quarterly Results
(C$ millions, unaudited)	1Q	4Q	3Q	2Q	1Q	4Q	3Q	2Q
	2014	2013	2013	2013	2013	2012(1)	2012(1)	2012(1)
U.S. Division core earnings	$374	$366	$361	$343	$440	$293	$288	$247
Investment-related experience in excess of amounts included in core earnings	111	161	404	65	263	367	348	156
Core earnings plus investment-related experience in excess of amounts included in core earnings	$485	$527	$765	$408	$703	$660	$636	$403
Other items to reconcile core earnings to net income (loss) attributable to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities that are dynamically hedged	(82)	105	163	21	23	(104)	(224)	(199)
Impact of in-force product changes and recapture of reinsurance treaties	-	193	-	-	-	-	26	(25)
Tax items	-	-	-	-	-	170	-	-
Net income attributed to shareholders	$403	$825	$928	$429	$726	$726	$438	$179

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see note 2 to our 2013 Annual Consolidated Financial Statements.

Manulife Financial Corporation – First Quarter 2014

Corporate and Other

	Quarterly Results
(C$ millions, unaudited)	1Q	4Q	3Q	2Q	1Q	4	Q	3	Q	2	Q
	2014	2013	2013	2013	2013	2012	(1)	2012	(1)	2012	(1)
Corporate and Other core losses (excluding expected cost of macro hedges and core investment gains)	$(135)	$(138)	$(135)	$(105)	$(128)	$(62)		$(103)		$(67)
Expected cost of macro hedges	(42)	(53)	(84)	(128)	(148)	(140)		(124)		(118)
Investment-related experience included in core earnings	50	50	52	48	50	50		50		50
Total core losses	$(127)	$(141)	$(167)	$(185)	$(226)	$(152)		$(177)		$(135)
Investment-related experience in excess of amounts included in core earnings	(40)	(47)	(44)	(56)	(22)	(48)		(15)		(15)
Core losses plus investment-related experience in excess of amounts included in core earnings	$(167)	$(188)	$(211)	$(241)	$(248)	$(200)		$(192)		$(150)
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates	3	(305)	(325)	(407)	(735)	(332)		(120)		(168)
Changes in actuarial methods and assumptions, excluding URR	(40)	(133)	(252)	(35)	(69)	(87)		(1,006)		-
Goodwill impairment charge	-	-	-	-	-	-		(200)		-
Closing adjustments on 2011 disposition of Life Retrocession Business	-	-	-	-	-	-		-		(50)
Tax items and restructuring charge related to organizational design	-	-	-	24	-	37		-		-
Net loss attributed to shareholders	$(204)	$(626)	$(788)	$(659)	$(1,052)	$(582)		$(1,518)		$(368)

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.  For a detailed description of the change see note 2 to our 2013 Annual Consolidated Financial Statements.

Net income (loss) attributed to shareholders in accordance with U.S. GAAP is a non-GAAP profitability measure. It shows what the net income would have been if the Company had applied U.S. GAAP as its primary financial reporting basis. We consider this to be a relevant profitability measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Total equity in accordance with U.S. GAAP is a non-GAAP measure. It shows what the total equity would have been if the Company had applied U.S. GAAP as its primary financial reporting basis. We consider this to be a relevant measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Core return on common shareholders’ equity (“Core ROE”) is a non-GAAP profitability measure that presents core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. The Company calculates Core ROE using average common shareholders’ equity.

Diluted core earnings per common share is core earnings available to common shareholders expressed per diluted weighted average common share outstanding.

The Company also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations and which are non-GAAP measures. Quarterly amounts stated on a constant currency basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for the first quarter of 2014.

Premiums and deposits is a non-GAAP measure of top line growth. The Company calculates premiums and deposits as the aggregate of (i) general fund premiums, net of reinsurance, reported as premiums on the Consolidated Statements of Income, (ii) segregated fund deposits, excluding seed money, (“deposits from policyholders”), (iii) investment contract deposits, (iv) mutual fund deposits, (v) deposits into institutional advisory accounts,  (vi) premium equivalents for “administration services only” group benefit contracts (“ASO premium equivalents”), (vii) premiums in the Canadian Group Benefits reinsurance ceded agreement, and (viii) other deposits in other managed funds.

Premiums and deposits	Quarterly Results
(C$ millions)	1Q 2014	4Q 2013	1Q 2013
Net premium income	$4,161	$4,548	$4,417
Deposits from policyholders	6,776	5,756	6,466
Premiums and deposits per financial statements	$10,937	$10,304	$10,883
Investment contract deposits	16	15	19
Mutual fund deposits	10,440	8,400	8,834
Institutional advisory account deposits	2,167	957	782
ASO premium equivalents	764	746	710
Group benefits ceded premiums	984	1,000	996
Other fund deposits	128	114	109
Total premiums and deposits	$25,436	$21,536	$22,333
Currency impact	-	788	1,340
Constant currency premiums and deposits	$25,436	$22,324	$23,673

Manulife Financial Corporation – First Quarter 2014

Funds under management is a non-GAAP measure of the size of the Company. It represents the total of the invested asset base that the Company and its customers invest in.

Funds under management
As at	Quarterly Results
(C$ millions)	March 31, 2014	Dec 31, 2013	March 31, 2013
Total invested assets	$244,970	$232,709	$229,868
Segregated funds net assets	249,724	239,871	220,854
Funds under management per financial statements	$494,694	$472,580	$450,722
Mutual funds	101,093	91,118	68,996
Institutional advisory accounts (excluding segregated funds)	33,505	30,284	27,736
Other funds	5,666	4,951	7,774
Total funds under management	$634,958	$598,933	$555,228
Currency impact	-	18,142	32,852
Constant currency funds under management	$634,958	$617,075	$588,080

Capital  The definition we use for capital, a non-GAAP measure, serves as a foundation of our capital management activities at the MFC level. For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI. Capital is calculated as the sum of (i) total equity excluding accumulated other comprehensive income (“AOCI”) on cash flow hedges and (ii) liabilities for preferred shares and capital instruments.

Capital
As at	Quarterly Results
(C$ millions)	March 31, 2014	Dec 31, 2013	March 31, 2013
Total equity	$31,187	$29,033	$25,791
Add AOCI loss on cash flow hedges	139	84	177
Add liabilities for preferred shares and capital instruments	4,902	4,385	4,113
Total capital	$36,228	$33,502	$30,081

New business embedded value (“NBEV”) is the change in shareholders’ economic value as a result of sales in the reporting period. NBEV is calculated as the present value of expected future earnings, after the cost of capital, on actual new business sold in the period using future mortality, morbidity, policyholder behaviour, expense and investment assumptions that are consistent with the assumptions used in the valuation of our policy liabilities.

The principal economic assumptions used in the NBEV calculations in 1Q14 were as follows:

	Canada	U.S.	Hong Kong	Japan
MCCSR ratio	150%	150%	150%	150%
Discount rate	8.25%	8.50%	9.00%	6.25%
Jurisdictional income tax rate	26.5%	35%	16.5%	31%
Foreign exchange rate	n/a	1.103109	0.142165	0.010733
Yield on surplus assets	4.50%	4.50%	4.50%	2.00%

Sales are measured according to product type:
For total individual insurance, sales include 100% of new annualized premiums and 10% of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year. Sales are reported gross before the impact of reinsurance. Single premium is the lump sum premium from the sale of a single premium product, e.g., travel insurance.

For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

For individual wealth management contracts, all new deposits are reported as sales. This includes individual annuities, both fixed and variable; mutual funds; college savings 529 plans; and authorized bank loans and mortgages. As we have discontinued sales of new VA contracts in the U.S., beginning in the first quarter of 2013, subsequent deposits into existing U.S. VA contracts will not be considered sales.

For group pensions/retirement savings, sales of new regular premiums and deposits reflect an estimate of expected deposits in the first year of the plan with the Company. Single premium sales reflect the assets transferred from the previous plan provider. Sales include the impact of the addition of a new division or of a new product to an existing client. Total sales include both new regular and single premiums and deposits.

Manulife Financial Corporation – First Quarter 2014

F4	Key Planning assumptions and uncertainties

Manulife’s 2016 management objectives18 do not constitute guidance and are based on certain key planning assumptions, including: current accounting and regulatory capital standards; no acquisitions; equity market and interest rate assumptions consistent with our long term assumptions, and favourable investment-related experience included in core earnings.

F5      Caution regarding forward-looking statements

From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this document include, but are not limited to, statements with respect to our 2016 management objectives for core earnings and core ROE and the potential impact on net income of a new Canadian Actuarial Standards Board standard related to economic reinvestment assumptions used in the valuation of policy liabilities and recently published guidance by the Canadian Institute of Actuaries on the calibration criteria for fixed income funds with respect to the valuation of segregated fund guarantees.

The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “continue” and “goal” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.

Certain material factors or assumptions are applied in making forward-looking statements, including in the case of our 2016 management objectives for core earnings and core ROE, the assumptions described under "Key Planning Assumptions and Uncertainties" in our 2013 Annual Report and in this document, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: the factors identified in “Key Planning Assumptions and Uncertainties” in our 2013 Annual Report and in this document; general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies and actuarial methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; and our ability to protect our intellectual property and exposure to claims of infringement. Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management”, “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual report, under “Risk Management and Risk Factors Update” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent interim report, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

18	See “Caution regarding forward-looking statements” below.

 Manulife Financial Corporation – First Quarter 2014

Consolidated Statements of Financial Position
As at
(Canadian $ in millions, unaudited)	March 31, 2014	December 31, 2013
Assets
Cash and short-term securities	$14,035	$13,630
Debt securities	123,435	114,957
Public equities	13,521	13,075
Mortgages	38,337	37,558
Private placements	21,788	21,015
Policy loans	7,599	7,370
Bank loans	1,861	1,901
Real estate	9,645	9,708
Other invested assets	14,749	13,495
Total invested assets (note 3)	$244,970	$232,709
Other assets
Accrued investment income	$1,924	$1,813
Outstanding premiums	828	734
Derivatives (note 4)	10,812	9,673
Reinsurance assets	17,882	17,443
Deferred tax assets	2,763	2,763
Goodwill and intangible assets	5,446	5,298
Miscellaneous	4,524	3,324
Total other assets	$44,179	$41,048
Segregated funds net assets (note 14)	$249,724	$239,871
Total assets	$538,873	$513,628
Liabilities and Equity
Liabilities
Insurance contract liabilities (note 5)	$205,775	$193,242
Investment contract liabilities (note 5)	2,527	2,524
Bank deposits (note 6)	20,092	19,869
Derivatives (note 4)	8,150	8,929
Deferred tax liabilities	944	617
Other liabilities	10,747	10,383
	$248,235	$235,564
Long-term debt (note 8)	4,825	4,775
Liabilities for preferred shares and capital instruments (note 9)	4,902	4,385
Segregated funds net liabilities (note 14)	249,724	239,871
Total liabilities	$507,686	$484,595
Equity
Preferred shares (note 10)	$2,888	$2,693
Common shares (note 10)	20,339	20,234
Contributed surplus	260	256
Shareholders' retained earnings	5,870	5,294
Shareholders' accumulated other comprehensive income (loss) on
Pension and other post-employment plans	(459)	(452)
Available-for-sale securities	478	324
Cash flow hedges	(139)	(84)
Translation of foreign operations	1,380	258
Total shareholders' equity	$30,617	$28,523
Participating policyholders' equity	109	134
Non-controlling interests	461	376
Total equity	$31,187	$29,033
Total liabilities and equity	$538,873	$513,628
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Donald A. Guloien	Richard B. DeWolfe
President and Chief Executive Officer	Chairman of the Board of Directors

 Manulife Financial Corporation – First Quarter 2014

Consolidated Statements of Income
For the three months ended March 31,
(Canadian $ in millions except per share amounts, unaudited)	2014	2013
Revenue
Premium income
Gross premiums	$5,949	$6,100
Premiums ceded to reinsurers	(1,788)	(1,683)
Net premiums	$4,161	$4,417
Investment income (loss) (note 3)
Investment income	$2,684	$2,405
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro hedge program	5,256	(2,961)
Net investment income (loss)	$7,940	$(556)
Other revenue	$2,135	$1,974
Total revenue	$14,236	$5,835
Contract benefits and expenses
To contract holders and beneficiaries
Death, disability and other claims	$2,708	$2,546
Maturity and surrender benefits	1,445	1,157
Annuity payments	862	862
Policyholder dividends and experience rating refunds	214	236
Net transfers from segregated funds	(79)	(85)
Change in insurance contract liabilities	6,827	(765)
Change in investment contract liabilities	(11)	19
Ceded benefits and expenses	(1,664)	(1,538)
Change in reinsurance assets	131	125
Net benefits and claims	$10,433	$2,557
General expenses	1,149	1,121
Investment expenses	330	269
Commissions	1,021	951
Interest expense	294	295
Net premium taxes	72	72
Total contract benefits and expenses	$13,299	$5,265
Income before income taxes	$937	$570
Income tax expense	(133)	(15)
Net income	$804	$555
Net income (loss) attributed to:
Non-controlling interests	$12	$7
Participating policyholders	(26)	8
Shareholders	818	540
	$804	$555
Net income attributed to shareholders	$818	$540
Preferred share dividends	(34)	(32)
Common shareholders' net income	$784	$508
Earnings per share
Basic earnings per common share (note 10)	$0.42	$0.28
Diluted earnings per common share (note 10)	0.42	0.28
Dividends per common share	0.13	0.13
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

 Manulife Financial Corporation – First Quarter 2014

Consolidated Statements of Comprehensive Income
For the three months ended March 31,
(Canadian $ in millions, unaudited)	2014	2013
Net income	$804	$555
Other comprehensive income ("OCI"), net of tax
Items that will not be reclassified to net income:
Change in pension and other post-employment plans	$(7)	$(9)
Real estate revaluation reserve	1	-
Total items that will not be reclassified to net income	$(6)	$(9)
Items that may be subsequently reclassified to net income:
Foreign exchange gains (losses) on:
Translation of foreign operations	$1,157	$260
Net investment hedges	(35)	(9)
Available-for-sale financial securities:
Unrealized gains arising during the period	218	72
Reclassification of net realized gains and impairments to net income	(67)	(25)
Cash flow hedges:
Unrealized gains (losses) arising during the period	(57)	6
Reclassification of realized losses to net income	2	2
Share of other comprehensive income of associates	3	-
Total items that may be subsequently reclassified to net income	$1,221	$306
Other comprehensive income, net of tax	$1,215	$297
Total comprehensive income, net of tax	$2,019	$852
Total comprehensive income (loss) attributed to:
Non-controlling interests	$12	$7
Participating policyholders	(25)	8
Shareholders	2,032	837

Income Taxes included in Other Comprehensive Income
For the three months ended March 31,
(Canadian $ in millions, unaudited)	2014	2013
Income tax expense (recovery) on:
Items that will not be reclassified to net income:
Change in pension and other post-employment plans	$(4)	$(4)
Real estate revaluation reserve	1	-
Total items that will not be reclassified to net income	$(3)	$(4)
Items that may be subsequently reclassified to net income:
Unrealized foreign exchange gains/losses on translation of foreign operations	$4	$(6)
Unrealized foreign exchange gains/losses on net investment hedges	(13)	(3)
Unrealized gains/losses on available-for-sale financial securities	50	16
Reclassification of realized gains/losses and recoveries/impairments to net income on available-for-sale financial securities	(23)	3
Unrealized gains/losses on cash flow hedges	(27)	4
Reclassification of realized gains/losses to net income on cash flow hedges	1	1
Share of other comprehensive income of associates	2	-
Total items that may be subsequently reclassified to net income	$(6)	$15
Total income tax expense (recovery)	$(9)	$11
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

 Manulife Financial Corporation – First Quarter 2014

Consolidated Statements of Changes in Equity
For the three months ended March 31,
(Canadian $ in millions, unaudited)	2014	2013
Preferred shares
Balance, beginning of period	$2,693	$2,497
Issued during the period (note 10)	200	-
Issuance costs, net of tax	(5)	-
Balance, end of period	$2,888	$2,497
Common shares
Balance, beginning of period	$20,234	$19,886
Issued on exercise of stock options	18	-
Issued under dividend reinvestment and share purchase plans	87	78
Balance, end of period	$20,339	$19,964
Contributed surplus
Balance, beginning of period	$256	$257
Exercise of stock options and deferred share units	(3)	-
Stock option expense	7	7
Balance, end of period	$260	$264
Shareholders' retained earnings
Balance, beginning of period	$5,294	$3,256
Net income attributed to shareholders	818	540
Preferred share dividends	(34)	(32)
Common share dividends	(208)	(239)
Balance, end of period	$5,870	$3,525
Shareholders' accumulated other comprehensive income (loss) ("AOCI")
Balance, beginning of period	$46	$(1,184)
Change in actuarial gains (losses) on pension and other post-employment plans	(7)	(9)
Change in unrealized foreign exchange gains (losses) of net foreign operations	1,122	251
Change in unrealized gains (losses) on available-for-sale financial securities	151	47
Change in unrealized gains (losses) on derivative instruments designated as cash flow hedges	(55)	8
Share of other comprehensive income of associates	3	-
Balance, end of period	$1,260	$(887)
Total shareholders' equity, end of period	$30,617	$25,363
Participating policyholders' equity
Balance, beginning of period	$134	$146
Net income (loss) attributed to participating policyholders	(26)	8
Other comprehensive income attributed to policyholders	1	-
Balance, end of period	$109	$154
Non-controlling interests
Balance, beginning of period	$376	$301
Net income attributed to non-controlling interests	12	7
Contributions (distributions), net	73	(34)
Balance, end of period	$461	$274
Total equity, end of period	$31,187	$25,791
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

 Manulife Financial Corporation – First Quarter 2014

Consolidated Statements of Cash Flows
For the three months ended March 31,
(Canadian $ in millions, unaudited)	2014	2013
Operating activities
Net income	$804	$555
Adjustments for non-cash items in net income:
Increase (decrease) in insurance contract liabilities	6,827	(765)
Increase (decrease) in investment contract liabilities	(11)	19
Decrease in reinsurance assets	131	125
Amortization of (premium) discount on invested assets	(3)	8
Other amortization	113	104
Net realized and unrealized (gains) losses on assets	(5,396)	3,006
Deferred income tax expense (recovery)	291	(154)
Stock option expense	7	7
Net income adjusted for non-cash items	$2,763	$2,905
Changes in policy related and operating receivables and payables	(1,119)	(358)
Cash provided by operating activities	$1,644	$2,547
Investing activities
Purchases and mortgage advances	$(16,472)	$(12,938)
Disposals and repayments	14,599	9,370
Change in investment broker net receivables and payables	109	(169)
Net cash decrease from purchase of subsidiaries	(199)	(73)
Cash used in investing activities	$(1,963)	$(3,810)
Financing activities
Decrease in repurchase agreements and securities sold but not yet purchased	$(201)	$(70)
Repayment of long-term debt	-	(350)
Issue of capital instruments, net	497	199
Net redemption of investment contract liabilities	(73)	(38)
Funds repaid, net	-	(79)
Changes in bank deposits, net	203	373
Shareholders dividends paid in cash	(189)	(193)
Distributions to non-controlling interests, net	-	(34)
Common shares issued, net	18	-
Preferred shares issued, net	195	-
Cash provided by (used in) financing activities	$450	$(192)
Cash and short-term securities
Increase (decrease) during the period	$131	$(1,455)
Effect of foreign exchange rate changes on cash and short-term securities	349	154
Balance, beginning of period	12,886	12,753
Balance, end of period	$13,366	$11,452
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$13,630	$13,386
Net payments in transit, included in other liabilities	(744)	(633)
Net cash and short-term securities, beginning of period	$12,886	$12,753
End of period
Gross cash and short-term securities	$14,035	$12,032
Net payments in transit, included in other liabilities	(669)	(580)
Net cash and short-term securities, end of period	$13,366	$11,452
Supplemental disclosures on cash flow information
Interest received	$2,117	$2,033
Interest paid	252	273
Income taxes paid	423	91
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

 Manulife Financial Corporation – First Quarter 2014

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Canadian $ in millions except per share amounts or unless otherwise stated, unaudited)

Note 1 Nature of Operations and Significant Accounting Policies

Manulife Financial Corporation (“MFC”) is a publicly traded life insurance company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company, and John Hancock Reassurance Company, Ltd. (“JHRECO”), a Bermuda reinsurance company. MFC and its subsidiaries (collectively, “Manulife Financial” or the “Company”) is a leading Canada-based financial services group with principal operations in Asia, Canada and the United States. Manulife Financial’s international network of employees, agents and distribution partners offers financial protection and wealth management products and services to personal and business clients as well as asset management services to institutional customers.  The Company operates as Manulife Financial in Canada, Manulife in Asia and primarily as John Hancock in the United States.

These Interim Consolidated Financial Statements have been prepared on a condensed basis in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”) and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada (“OSFI”).  None of the accounting requirements of OSFI are exceptions to International Financial Reporting Standards (“IFRS”). As outlined in note 1(h) of the 2013 Audited Consolidated Financial Statements, IFRS does not currently prescribe an insurance contract measurement model and, therefore, as permitted by IFRS 4 “Insurance Contracts”, insurance contract liabilities continue to be measured using the Canadian Assets Liability Method (“CALM”).

These Interim Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2013, the accompanying notes included on pages 95 to 168 of the Company’s 2013 Annual Report, as well as the disclosures on risk in sections D2 to D5 of the first quarter 2014 Management Discussion and Analysis.

These Interim Consolidated Financial Statements of MFC as at and for the three months ended March 31, 2014 were authorized for issue by the Board of Directors on May 2, 2014.

Note 2 Accounting and Reporting Changes

(a)	Changes in accounting policy

(i)	Amendments to IAS 32 “Financial Instruments: Presentation”
Effective January 1, 2014, the Company adopted the Amendments to IAS 32 “Offsetting Financial Assets and Financial Liabilities” issued by the IASB in December 2011. The amendments clarify the basis for when offsetting of financial instruments would be required in the statements of financial position. The adoption of these amendments did not have a significant impact on the Company’s Interim Consolidated Financial Statements.

(ii)	Amendments to IFRS 10 “Consolidated Financial Statements”, IFRS 12 “Disclosure of Interests in Other Entities” and IAS 27 “Investment Entities”
Effective January 1, 2014, the Company adopted the amendments to IFRS 10 “Consolidated Financial Statements”, IFRS 12 “Disclosure of Interests in Other Entities” and IAS 27 “Investment Entities” issued by the IASB in October 2012.  The amendments establish the definition of an investment entity using principles commonly found in the mutual fund industry. The amendments require investment entities to use fair value accounting for all of their investments, including those which they control or have significant influence over. The amendments constitute a scope change for IFRS 10 and, therefore, Investment Entities, as defined, will be exempt from applying consolidation accounting for their investments. The adoption of these amendments did not have a significant impact on the Company’s Interim Consolidated Financial Statements.

(iii)	IFRS Interpretation Committee (“IFRIC”) Interpretation 21 “Levies”
Effective January 1, 2014, the Company adopted IFRIC Interpretation 21 “Levies” issued by the IASB in May 2013. IFRIC 21 provides guidance on recognizing liabilities for payments to government in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”.  It does not provide guidance on accounting for income taxes, fines and penalties or for acquisition of assets or services from governments. IFRIC 21 establishes that a liability for a levy is recognized when the activity that triggers payment occurs. The adoption of this amendment did not have a significant impact on the Company’s Interim Consolidated Financial Statements.

(iv)	Amendments to IAS 39 “Financial Instruments: Recognition and Measurement”
Effective January 1, 2014, the Company adopted the Amendments to IAS 39 “Novation of Derivatives and Continuation of Hedge Accounting” issued by the IASB in June 2013. The amendments address the accounting for derivatives designated as a hedging instrument when there has been a change in counterparty. Under the amendments, for situations in which a law or regulation requires such novation to the new counterparty, the Company can continue the current hedge designation despite the change. A novation occurs when the parties of the derivative agree to change counterparties for the purposes of using a central counterparty for clearing. The adoption of these amendments did not have a significant impact on the Company’s Interim Consolidated Financial Statements.

(b)	Future accounting and reporting changes

IFRS 9 “Financial Instruments”
The IASB has tentatively decided that the effective date for all aspects of IFRS 9 will be January 1, 2018. Both IASB and OSFI will permit early adoption of the provisions of IFRS 9 that address the accounting for changes in own credit risk. The amendments will enable entities to change the accounting for financial liabilities that they have elected to measure at fair value, such that gains and losses caused by changes in an entity’s own credit risk are no longer recognized in profit or loss, but rather in other comprehensive income. The Company is assessing the impact of these amendments.

 Manulife Financial Corporation – First Quarter 2014

Note 3 Invested Assets and Investment Income

(a)	Carrying values and fair values of invested assets

As at March 31, 2014	FVTPL(1)	AFS(2)	Other	Total carrying value	Total fair value
Cash and short-term securities(3)	$393	$10,513	$3,129	$14,035	$14,035
Debt securities(4)
Canadian government and agency	13,139	3,411	-	16,550	16,550
U.S. government and agency	13,691	9,537	-	23,228	23,228
Other government and agency	12,097	2,028	-	14,125	14,125
Corporate	61,871	4,234	-	66,105	66,105
Mortgage/asset-backed securities	2,827	600	-	3,427	3,427
Public equities	11,347	2,174	-	13,521	13,521
Mortgages	-	-	38,337	38,337	40,331
Private placements	-	-	21,788	21,788	23,329
Policy loans	-	-	7,599	7,599	7,599
Bank loans	-	-	1,861	1,861	1,867
Real estate
Own use property	-	-	819	819	1,497
Investment property	-	-	8,826	8,826	8,826
Other invested assets
Other alternative long-duration assets(5)	6,147	78	5,075	11,300	11,513
Other	118	26	3,305	3,449	3,448
Total invested assets	$121,630	$32,601	$90,739	$244,970	$249,401

As at December 31, 2013
Cash and short-term securities(3)	$421	$10,617	$2,592	$13,630	$13,630
Debt securities(4)
Canadian government and agency	13,106	2,844	-	15,950	15,950
U.S. government and agency	13,189	8,383	-	21,572	21,572
Other government and agency	10,862	1,962	-	12,824	12,824
Corporate	57,192	4,017	-	61,209	61,209
Mortgage/asset-backed securities	2,774	628	-	3,402	3,402
Public equities	11,011	2,064	-	13,075	13,075
Mortgages	-	-	37,558	37,558	39,176
Private placements	-	-	21,015	21,015	22,008
Policy loans	-	-	7,370	7,370	7,370
Bank loans	-	-	1,901	1,901	1,907
Real estate
Own use property	-	-	804	804	1,476
Investment property	-	-	8,904	8,904	8,904
Other invested assets
Other alternative long-duration assets(5)	5,921	68	4,217	10,206	10,402
Other	108	26	3,155	3,289	3,289
Total invested assets	$114,584	$30,609	$87,516	$232,709	$236,194
(1)
The FVTPL classification was elected for securities backing insurance and investment contract liabilities in order to substantially reduce an accounting mismatch arising from changes in the value of these assets and changes in the value recorded for the related insurance and investment contract liabilities. There would otherwise be a mismatch if the available-for-sale (“AFS”) classification was selected because changes in insurance and investment contract liabilities are reflected in net income rather than in OCI.

(2)
Securities that are designated as AFS are not actively traded by the Company but sales do occur as circumstances warrant.  Such sales result in a reclassification of any accumulated unrealized gain (loss) in AOCI to net income as a realized gain (loss).

(3)
Includes short-term securities with maturities of less than one year at acquisition amounting to $4,221 (December 31, 2013 – $4,473) cash equivalents with maturities of less than 90 days at acquisition amounting to $6,685 (December 31, 2013 – $6,565) and cash of $3,129 (December 31, 2013 - $2,592).

(4)	Total debt securities include securities which were acquired with maturities of less than one year and less than 90 days of $493 and nil, respectively (December 31, 2013 – $502 and $60, respectively).

(5)
Other alternative long-duration assets include private equity of $2,299, power and infrastructure of $3,636, oil and gas of $1,658, timber and agriculture sectors of $3,581 and various others of $126 (December 31, 2013 – $2,181,  $3,486,  $1,643, $2,770 and $126, respectively). On March 26, 2014, the Company acquired a controlling financial interest in Hancock Victorian Plantations Holdings PTY Limited (“HVPH”), an associate prior to the recent transaction. Timber properties of $728, carried at fair value, were recognized upon initial consolidation of HVPH, and $80 of investments in associate was derecognized.

 Manulife Financial Corporation – First Quarter 2014

(b)	Investment income (loss)

For the three months ended March 31,	2014	2013
Interest income	$2,232	$2,112
Dividend, rental and other income	380	294
Net recoveries (Impairments and provisions) for loan losses	6	(23)
Other	66	22
	$2,684	$2,405
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro equity hedges program
Debt securities	$3,029	$(543)
Public equities	147	498
Mortgages	4	6
Private placements	(8)	(8)
Real estate	59	15
Other investments	111	77
Derivatives, including macro equity hedging program	1,914	(3,006)
	$5,256	$(2,961)
Total investment income (loss)	$7,940	$(556)

(c)	Mortgage securitization
The Company securitizes certain insured fixed and variable rate commercial and residential mortgages and Home Equity Lines of Credit (“HELOC”) through creation of mortgage-backed securities under the Canadian Mortgage Bond Program (“CMB”), and through a HELOC securitization program. Benefits received from the transfers include interest spread between the asset and associated liability. These transactions remain “on-balance sheet” and are accounted for as secured borrowings.

The carrying amount of securitized assets reflecting the Company’s continuing involvement with the mortgages and the associated liabilities is as follows:

As at March 31, 2014	Securitized assets
Securitization program	Securitized mortgages	Restricted cash and short-term securities	Total	Secured borrowing liabilities
HELOC securitization(1),(2)	$2,000	$10	$2,010	$1,999
CMB securitization	104	12	116	115
Total	$2,104	$22	$2,126	$2,114

As at December 31, 2013
HELOC securitization(1),(2)	$2,000	$10	$2,010	$1,998
CMB securitization	104	11	115	115
Total	$2,104	$21	$2,125	$2,113

(1)
The restricted cash balance for the HELOC securitization reflects a cash reserve fund established in relation to the transactions. The  reserve will be drawn upon only in the event of insufficient cash flows from the underlying HELOCs to satisfy the secured borrowing liability.

(2)	The secured borrowing liabilities primarily comprise of Series 2010-1 and Series 2011-1 notes with floating rates and are expected to mature on December 15, 2015 and December 15, 2017, respectively.

The fair value of the securitized assets as at March 31, 2014 was $2,127 (December 31, 2013 – $2,127) and the fair value of the associated liabilities was $2,124 (December 31, 2013 – $2,124).

 Manulife Financial Corporation – First Quarter 2014

(d)	Fair value measurement
The following table presents fair value of the Company’s invested assets, measured at fair value in the Consolidated Statements of Financial Position categorized by hierarchy.

As at March 31, 2014	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVTPL	$393	$-	$393	$-
AFS	10,513	-	10,513	-
Other	3,129	3,129	-	-
Debt securities(1)
FVTPL
Canadian government and agency	13,139	-	12,374	765
U.S. government and agency	13,691	-	13,372	319
Other government and agency	12,097	-	11,743	354
Corporate	61,871	-	59,634	2,237
Residential mortgage/asset-backed securities	159	-	12	147
Commercial mortgage/asset-backed securities	832	-	469	363
Other securitized assets	1,836	-	1,761	75
AFS
Canadian government and agency	3,411	-	2,755	656
U.S. government and agency	9,537	-	9,532	5
Other government and agency	2,028	-	1,969	59
Corporate	4,234	-	4,115	119
Residential mortgage/asset-backed securities	352	-	321	31
Commercial mortgage/asset-backed securities	89	-	31	58
Other securitized assets	159	-	134	25
Equities
FVTPL	11,347	11,341	6	-
AFS	2,174	2,174	-	-
Real estate - investment property(2)	8,826	-	-	8,826
Other invested assets(3)	9,634	-	-	9,634
Total invested assets carried at fair value	$169,451	$16,644	$129,134	$23,673

As at December 31, 2013
Cash and short-term securities
FVTPL	$421	$-	$421	$-
AFS	10,617	-	10,617	-
Other	2,592	2,592	-	-
Debt securities(1)
FVTPL
Canadian government and agency	13,106	-	12,377	729
U.S. government and agency	13,189	-	13,029	160
Other government and agency	10,862	-	10,542	320
Corporate	57,192	-	55,196	1,996
Residential mortgage/asset-backed securities	159	-	12	147
Commercial mortgage/asset-backed securities	827	-	564	263
Other securitized assets	1,788	-	1,711	77
AFS
Canadian government and agency	2,844	-	2,306	538
U.S. government and agency	8,383	-	8,380	3
Other government and agency	1,962	-	1,904	58
Corporate	4,017	-	3,889	128
Residential mortgage/asset-backed securities	368	-	337	31
Commercial mortgage/asset-backed securities	90	-	36	54
Other securitized assets	170	-	139	31
Equities
FVTPL	11,011	11,005	6	-
AFS	2,064	2,064	-	-
Real estate - investment property(2)	8,904	-	-	8,904
Other invested assets(3)	8,508	-	-	8,508
Total invested assets carried at fair value	$159,074	$15,661	$121,466	$21,947

 Manulife Financial Corporation – First Quarter 2014

(1)
The assets included in Level 3 consist primarily of debt securities with maturities greater than 30 years for which the yield is not observable, as well as debt securities where prices are only single quoted broker prices that are not provided publicly and therefore are not observable. Spread inputs are not applicable since public bonds are priced by third party sources. These bonds are considered Level 3 as an extrapolated Treasury rate is used to determine price.

(2)
For investment property, the significant unobservable inputs are capitalization rate (ranging from 4.5% to 8.5% during the period and ranging from 4.5% to 8.5% for the year ended December 31, 2013) and terminal capitalization rate (ranging from 4.9% to 9.25% during the period and ranging from 5.1% to 9% during the year ended December 31, 2013). Holding other factors constant, a lower capitalization or terminal capitalization rate will tend to increase the fair value of investment property. Changes in fair value based on variations in unobservable input generally cannot be extrapolated because the relationship between the directional changes of each input is not usually linear.

(3)
Other invested assets measured at fair value are held primarily in power and infrastructure and timber sectors. The significant inputs used in the valuation of the Company’s power and infrastructure investments are primarily future distributable cash flows, terminal values and discount rates. Holding other factors constant, an increase to future distributable cash flows or terminal values would tend to increase the fair value of a power and infrastructure investment, while an increase in the discount rate would have the opposite effect. Discount rates during the period ranged from 10% to 18% (December 31, 2013 – ranged from 10% to 18%). Disclosure of distributable cash flow and terminal value ranges are not meaningful given the disparity in estimates by project. The significant inputs used in the valuation of the Company’s investments in timberland are timber prices and discount rates. Holding other factors constant, an increase to timber prices would tend to increase the fair value of a timberland investment, while an increase in the discount rates would have the opposite effect. Discount rates during the period ranged from 5.25% to 8% (December 31, 2013 – ranged from 5.25% to 6%). A range of prices for timber is not meaningful given the disparity in estimates by property.

For invested assets not measured at fair value in the Consolidated Statements of Financial Position, the following table discloses summarized fair value information categorized by hierarchy, together with the related carrying values.

As at March 31, 2014	Carrying value	Total fair value	Level 1	Level 2	Level 3
Mortgages	$38,337	$40,331	$-	$-	$40,331
Private placements	21,788	23,329	-	19,577	3,752
Policy loans	7,599	7,599	-	7,599	-
Bank loans	1,861	1,867	-	1,867	-
Real estate - own use property	819	1,497	-	-	1,497
Other invested assets(1)	5,115	5,327	-	-	5,327
Total invested assets disclosed at fair value	$75,519	$79,950	$-	$29,043	$50,907

As at December 31, 2013
Mortgages	$37,558	$39,176	$-	$-	$39,176
Private placements	21,015	22,008	-	18,619	3,389
Policy loans	7,370	7,370	-	7,370	-
Bank loans	1,901	1,907	-	1,907	-
Real estate - own use property	804	1,476	-	-	1,476
Other invested assets(1)	4,987	5,183	-	-	5,183
Total invested assets disclosed at fair value	$73,635	$77,120	$-	$27,896	$49,224

(1)
Other invested assets disclosed at fair value include $2,755 (December 31, 2013 - $2,629) of leveraged leases which are shown at their carrying values as fair value is not routinely calculated on these investments.

Transfers of Level 1 and Level 2 invested assets
The Company’s policy is to record transfers of invested assets between Level 1 and Level 2 at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market. During the three months ended March 31, 2014, the Company had no transfers from Level 1 to Level 2 (March 31, 2013 - nil). Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market. The Company also had no transfers from Level 2 to Level 1 during the three months ended March 31, 2014 (March 31, 2013 – nil).

Invested Assets measured at fair value on the Consolidated Statements of Financial Position using significant unobservable inputs (Level 3)
The Company classifies the fair values of invested assets as Level 3 if there are no observable markets for the instruments or, in the absence of active markets, the majority of the inputs used to determine fair value are based on the Company’s own assumptions about market participant assumptions. The Company prioritizes the use of market-based inputs over entity-based assumptions in determining Level 3 fair values and, therefore, the gains and losses in the tables below include changes in fair value due partly to observable and unobservable factors.

 Manulife Financial Corporation – First Quarter 2014

The following tables present a roll forward for all invested assets measured at fair value using significant unobservable inputs (Level 3) for the three months ended March 31, 2014 and 2013:

		Net realized / unrealized gains (losses) included in:						Transfers
	Balance as at January 1, 2014	Net income(1)	OCI(2)	Purchases(3)	Issuances	Sales	Settlements	Into Level 3(4)	Out of Level 3(4)	Currency movement	Balance as at March 31, 2014	Change in unrealized gains (losses) on instruments still held
Debt securities
FVTPL
Canadian government & agency	$729	$39	$-	$64	$-	$(67)	$-	$-	$-	$-	$765	$37
U.S. government & agency	160	26	-	-	-	-	-	122	-	11	319	26
Other government & agency	320	38	-	11	-	(7)	-	-	(22)	14	354	38
Corporate	1,996	46	-	137	-	(39)	(25)	93	(48)	77	2,237	29
Residential mortgage/asset- backed securities	147	1	-	-	-	-	(7)	-	-	6	147	-
Commercial mortgage/asset- backed securities	263	7	-	85	-	-	(2)	-	-	10	363	7
Other securitized assets	77	2	-	-	-	-	(6)	-	(1)	3	75	2
	$3,692	$159	$-	$297	$-	$(113)	$(40)	$215	$(71)	$121	$4,260	$139
AFS
Canadian government & agency	$538	$1	$28	$150	$-	$(50)	$-	$-	$(11)	$-	$656	$-
U.S. government & agency	3	-	-	-	-	-	-	1	-	1	5	-
Other government & agency	58	-	1	1	-	(3)	-	-	(1)	3	59	-
Corporate	128	-	1	3	-	-	(5)	3	(15)	4	119	-
Residential mortgage/asset-backed securities	31	1	-	-	-	-	(2)	-	-	1	31	-
Commercial mortgage/asset-backed securities	54	(1)	3	-	-	-	-	-	-	2	58	-
Other securitized assets	31	-	1	-	-	-	(8)	-	(1)	2	25	-
	$843	$1	$34	$154	$-	$(53)	$(15)	$4	$(28)	$13	$953	$-
Equities
FVTPL	$-	$(1)	$-	$-	$-	$-	$-	$1	$-	$-	$-	$(1)
	$-	$(1)	$-	$-	$-	$-	$-	$1	$-	$-	$-	$(1)
Real estate - investment property	$8,904	$59	$-	$181	$-	$(551)	$-	$-	$-	$233	$8,826	$48
Other invested assets	8,508	73	2	996	-	(68)	(165)	-	-	288	9,634	55
	$17,412	$132	$2	$1,177	$-	$(619)	$(165)	$-	$-	$521	$18,460	$103
Total	$21,947	$291	$36	$1,628	$-	$(785)	$(220)	$220	$(99)	$655	$23,673	$241

(1)	These amounts are included in investment income on the Consolidated Statements of Income.

(2)	These amounts are included in AOCI on the Consolidated Statements of Financial Position.

(3)	Purchases for other invested assets include timber properties recognized upon initial consolidation of HVPH. Refer to footnote 5 to note 3a above.

(4)	For assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.

 Manulife Financial Corporation – First Quarter 2014

		Net realized / unrealized gains (losses) included in:						Transfers
	Balance as at January 1, 2013	Net income(1)	OCI(2)	Purchases	Issuances	Sales	Settlements	Into Level 3(3)	Out of Level 3(3)	Currency movement	Balance as at March 31, 2013	Change in unrealized gains (losses) on instruments still held
Debt securities
FVTPL
Canadian government & agency	$396	$(11)	$-	$12	$-	$-	$-	$-	$-	$-	$397	$(11)
U.S. government & agency	180	(4)	-	-	-	-	-	-	-	4	180	(4)
Other government & agency	800	(18)	-	56	-	(17)	(5)	-	-	11	827	(18)
Corporate	2,094	(8)	-	134	-	(18)	(10)	29	(64)	(3)	2,154	(8)
Residential mortgage/asset-backed securities	194	15	-	-	-	(12)	(15)	-	-	4	186	9
Commercial mortgage/asset-backed securities	203	7	-	-	-	-	(3)	-	-	4	211	13
Other securitized assets	135	5	-	-	-	-	(16)	-	-	3	127	1
	$4,002	$(14)	$-	$202	$-	$(47)	$(49)	$29	$(64)	$23	$4,082	$(18)
AFS
Canadian government & agency	$210	$-	$(5)	$210	$-	$-	$-	$-	$-	$(1)	$414	$-
U.S. government & agency	3	-	-	-	-	-	-	-	-	-	3	-
Other government & agency	69	-	-	1	-	(2)	-	-	-	-	68	-
Corporate	151	-	(2)	1	-	-	-	49	-	(3)	196	-
Residential mortgage/asset-backed securities	49	4	2	-	-	(6)	(7)	-	-	1	43	-
Commercial mortgage/asset-backed securities	40	(3)	3	-	-	-	(3)	-	-	1	38	-
Other securitized assets	41	-	1	-	-	-	(2)	-	-	1	41	-
	$563	$1	$(1)	$212	$-	$(8)	$(12)	$49	$-	$(1)	$803	$-
Equities
FVTPL	$-	$1	$-	$-	$-	$-	$-	$-	$-	$-	$1	$-
AFS	-	-	-	2	-	-	-	-	-	-	2	-
	$-	$1	$-	$2	$-	$-	$-	$-	$-	$-	$3	$-
Real estate - investment property	$7,724	$15	$-	$78	$-	$(24)	$-	$-	$-	$73	$7,866	$13
Other invested assets	6,836	59	-	245	-	(15)	(64)	5	-	117	7,183	55
	$14,560	$74	$-	$323	$-	$(39)	$(64)	$5	$-	$190	$15,049	$68
Total	$19,125	$62	$(1)	$739	$-	$(94)	$(125)	$83	$(64)	$212	$19,937	$50

(1)	These amounts are included in investment income on the Consolidated Statements of Income.

(2)	These amounts are included in AOCI on the Consolidated Statements of Financial Position.

(3)	For assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.

The transfers into Level 3 primarily result from securities that were impaired during the periods or securities where a lack of observable market data (versus the previous year) resulted in reclassifying assets into Level 3.  The transfers from Level 3 primarily result from observable market data now being available for the entire term structure of the debt security.

 Manulife Financial Corporation – First Quarter 2014

Note 4 Derivative and Hedging Instruments

(a)	Fair value hedges
The Company uses interest rate swaps to manage its exposure to changes in the fair value of fixed rate financial instruments caused by changes in interest rates. The Company also uses cross currency swaps to manage its exposure to foreign exchange rate fluctuations, interest rate fluctuations, or both.

The Company recognizes gains and losses on derivatives and the related hedged items in qualifying fair value hedges in investment income. These investment gains (losses) are shown in the following table.

Derivatives in qualifying fair value hedging relationships

For the three months ended March 31, 2014	Hedged items in qualifying fair value hedging relationships	Gains (losses) recognized on derivatives	Gains (losses) recognized for hedged items	Ineffectiveness recognized in investment income
Interest rate swaps	Fixed rate assets	$(303)	$274	$(29)
	Fixed rate liabilities	(2)	2	-
Foreign currency swaps	Fixed rate assets	1	2	3
Total		$(304)	$278	$(26)

For the three months ended March 31, 2013
Interest rate swaps	Fixed rate assets	$185	$(204)	$(19)
	Fixed rate liabilities	1	-	1
Foreign currency swaps	Fixed rate assets	3	(1)	2
Total		$189	$(205)	$(16)

(b)	Cash flow hedges
The Company uses interest rate swaps to hedge the variability in cash flows from variable rate financial instruments and forecasted transactions.  The Company also uses cross currency swaps and foreign currency forward contracts to hedge the variability from foreign currency financial instruments and foreign currency expenses. Total return swaps are used to hedge the variability in cash flows associated with certain stock-based compensation awards. Inflation swaps are used to reduce inflation risk generated from inflation indexed liabilities.

The effects of derivatives in qualifying cash flow hedging relationships on the Consolidated Statements of Income, the Consolidated Statements of Comprehensive Income and the Consolidated Statements of Changes in Equity are shown in the following table.

Derivatives in qualifying cash flow hedging relationships

For the three months ended March 31, 2014	Hedged items in qualifying cash flow hedging relationships	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Interest rate swaps	Forecasted liabilities	$(4)	$(4)	$-
Foreign currency swaps	Fixed rate assets	(2)	-	-
	Floating rate liabilities	(52)	-	-
Foreign currency forwards	Forecasted expenses	(5)	-	-
Total return swaps	Stock-based compensation	(21)	-	-
Total		$(84)	$(4)	$-

For the three months ended March 31, 2013
Interest rate swaps	Forecasted liabilities	$(4)	$(3)	$-
Foreign currency swaps	Fixed rate assets	(1)	-	-
	Floating rate liabilities	22	-	-
Foreign currency forwards	Forecasted expenses	(5)	-	-
Total return swaps	Stock-based compensation	(1)	-	-
Total		$11	$(3)	$-

The Company anticipates that net losses of approximately $29 will be reclassified from AOCI to net income within the next twelve months. The maximum time frame for which variable cash flows are hedged is 30 years.

(c)	Hedges of net investments in net foreign operations
The Company primarily uses forward currency contracts, cross currency swaps and non-functional currency denominated debt to manage its foreign currency exposures to net investments in foreign operations.

 Manulife Financial Corporation – First Quarter 2014

The effects of derivatives in net investment hedging relationships on the Consolidated Statements of Income, the Consolidated Statements of Comprehensive Income and the Consolidated Statements of Changes in Equity are shown in the following table.

Hedging instruments in net investment hedging relationships

For the three months ended March 31, 2014	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Non-functional currency denominated debt	$(46)	$-	$-
Total	$(46)	$-	$-

For the three months ended March 31, 2013
Currency swaps and interest rate swaps	$23	$-	$-
Non-functional currency denominated debt	(23)	-	-
Total	$-	$-	$-

(d)	Derivatives not designated in qualifying hedge accounting relationships
The Company generally does not enter into derivative contracts for speculative purposes. Derivatives used in portfolios supporting insurance contract liabilities are generally not designated in qualifying hedge accounting relationships because the change in the value of the insurance contract liabilities economically hedged by these derivatives also is recorded through net income. Given the changes in fair value of these derivatives and hedged related risks are recognized in investment income as they occur, they generally offset the change in hedged risk to the extent the hedges are economically effective.

The effects of derivatives in non-qualifying hedge accounting relationships on the Consolidated Statements of Income are shown in the following table.

Non-qualifying hedge accounting relationships

For the three months ended March 31,	2014	2013
Investment income (loss)
Interest rate swaps	$1,925	$(1,301)
Interest rate futures	(69)	(1)
Interest rate options	12	22
Foreign currency swaps	(134)	(76)
Currency futures	(23)	(12)
Bond forwards	(19)	(8)
Equity options	(40)	(28)
Foreign currency forwards	(5)	(21)
Equity futures	(236)	(1,610)
Treasury locks	455	-
Total return swaps	16	13
Total investment income (loss) from derivatives in non-qualifying hedge accounting relationships	$1,882	$(3,022)

(e)	Fair value of derivatives
The fair value of derivative instruments is summarized by term to maturity in the following table.  Fair values shown do not incorporate the impact of master netting agreements (refer to note 7).

	Term to maturity
As at March 31, 2014	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$237	$475	$293	$9,807	$10,812
Derivative liabilities	257	355	337	7,201	8,150

As at December 31, 2013
Derivative assets	$103	$442	$316	$8,812	$9,673
Derivative liabilities	484	357	328	7,760	8,929

 Manulife Financial Corporation – First Quarter 2014

The gross notional amount and the fair value of derivative contracts by the underlying risk exposure for all derivatives in qualifying and non-qualifying hedge accounting relationships are summarized in the following table.

		March 31, 2014			December 31, 2013
As at			Fair value			Fair value
Type of hedge	Instrument type	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities
Qualifying hedge accounting relationships
Fair value hedges	Interest rate swaps	$5,154	$135	$528	$5,768	$185	$395
	Foreign currency swaps	76	-	16	73	-	16
Cash flow hedges	Interest rate swaps	55	-	1	64	-	-
	Foreign currency swaps	790	-	138	785	-	59
	Forward contracts	156	-	6	132	-	1
	Equity contracts	167	20	-	101	21	-
Total derivatives in qualifying hedge accounting relationships		$6,398	$155	$689	$6,923	$206	$471
Non-qualifying hedge accounting relationships
	Interest rate swaps	$212,069	$9,992	$6,651	192,236	8,989	7,535
	Interest rate futures	5,274	-	-	4,836	-	-
	Interest rate options	3,232	38	-	2,854	23	-
	Foreign currency swaps	6,598	125	642	6,663	130	506
	Currency rate futures	4,377	-	-	3,760	-	-
	Forward contracts	7,057	190	166	6,921	14	417
	Equity contracts	5,178	303	2	4,761	302	-
	Credit default swaps	348	9	-	335	9	-
	Equity futures	11,417	-	-	9,894	-	-
Total derivatives in non-qualifying hedge accounting relationships		$255,550	$10,657	$7,461	$232,260	$9,467	$8,458
Total derivatives		$261,948	$10,812	$8,150	$239,183	$9,673	$8,929
The following table presents the fair value of derivative contracts categorized by hierarchy.

As at March 31, 2014	Total fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$10,353	$-	$10,099	$254
Foreign exchange contracts	127	-	125	2
Equity contracts	323	-	34	289
Credit default swaps	9	-	9	-
Total derivative assets	$10,812	$-	$10,267	$545
Derivative liabilities
Interest rate contracts	$7,342	$-	$7,210	$132
Foreign exchange contracts	806	-	794	12
Equity contracts	2	-	-	2
Total derivative liabilities	$8,150	$-	$8,004	$146

As at December 31, 2013
Derivative assets
Interest rate contracts	$9,208	$-	$9,177	$31
Foreign exchange contracts	133	-	132	1
Equity contracts	323	-	30	293
Credit default swaps	9	-	9	-
Total derivative assets	$9,673	$-	$9,348	$325
Derivative liabilities
Interest rate contracts	$8,340	$-	$7,888	$452
Foreign exchange contracts	589	-	569	20
Total derivative liabilities	$8,929	$-	$8,457	$472

 Manulife Financial Corporation – First Quarter 2014

The following table presents a roll forward for net derivative contracts measured at fair value using significant unobservable inputs (Level 3).

For the three months ended March 31,	2014	2013
Balance as at January 1,	$(147)	$(6)
Net realized / unrealized gains (losses) included in:
Net income(1)	225	13
OCI(2)	(21)	(1)
Purchases(3)	13	14
Issuances	-	-
Sales	(8)	(22)
Settlements	-	-
Transfers
Into Level 3(4)	(57)	-
Out of Level 3(4)	377	1
Currency movement	17	6
Balance as at March 31	$399	$5
Change in unrealized gains (losses) on instruments still held	$186	$3

(1)	These amounts are included in investment income on the Consolidated Statements of Income.

(2)	These amounts are included in AOCI on the Consolidated Statements of Financial Position.

(3)	Purchases include derivatives recognized upon initial consolidation of HVPH. Refer to note 3.

(4)	For items that are transferred into/out of Level 3, the Company uses the fair value of the items at the ending/beginning of the period.

Note 5 Insurance and investment contract liabilities

(a)	Insurance and investment contracts
The Company monitors experience and reviews the assumptions used in the calculation of insurance and investment contract liabilities on an ongoing basis to ensure they appropriately reflect future expected experience and any changes in the risk profile of the business.  Any changes to the methods and assumptions used in projecting future asset and liability cash flows will result in a change in insurance and investment contract liabilities.

For the three months ended March 31, 2014, the impact of changes in assumptions and model enhancements resulted in an increase in reserves and decrease in shareholders’ pre-tax income of $57 (2013 – increase in reserves and decrease in shareholders’ pre-tax income of $97).

(b)	Investment contracts – Fair value measurement
As at March 31, 2014, the fair value of the investment contract liabilities measured at fair value was $666 (December 31, 2013 - $671). The carrying value and the fair value of the investment contract liabilities measured at amortized cost were $1,861 and $1,960, respectively (December 31, 2013 - $1,853 and $1,896). All investment contracts were categorized in Level 2 of the fair value hierarchy (December 31, 2013 – Level 2).

Note 6 Bank deposits

As at March 31, 2014, the fair value of bank deposits was $20,184 (December 31, 2013 - $19,953). Bank deposits are carried at amortized cost in the Consolidated Statements of Financial Position.

Note 7	Risk Management

The Company’s risk management policies and procedures for managing risk related to financial instruments and insurance contracts can be found in note 10 of the Company’s 2013 Annual Consolidated Financial Statements as well as the shaded tables/text under the “Risk Management and Risk Factors” section of the Management Discussion and Analysis (“MD&A”) in the 2013 Annual Report.

(a)	Risk disclosures included in first quarter’s MD&A
Market risk sensitivities related to variable annuity and segregated fund guarantees, publically traded equity performance risk and interest rate and spread risk are disclosed in sections D2 to D5 of the First Quarter 2014 Management Discussion and Analysis.  These disclosures are in accordance with IFRS 7 “Financial Instruments: Disclosures” and IAS 34 “Interim Financial Reporting”, and are an integral part of these Interim Consolidated Financial Statements.

(b)	Credit risk
Credit quality
(i)	Private placements and mortgages (excluding Manulife Bank of Canada)
For private placements and mortgages, the Company evaluates credit quality through regular monitoring of credit related exposures, considering both qualitative and quantitative factors in assigning an internal risk rating.  These ratings are updated at least annually.

 Manulife Financial Corporation – First Quarter 2014

The following table summarizes the carrying value of mortgages and private placements by internally generated credit quality indicator.

As at March 31, 2014	AAA	AA	A	BBB	BB	B & lower	Total
Private placements	$814	$3,222	$6,215	$9,259	$1,160	$1,118	$21,788
Mortgages (excluding Manulife Bank of Canada)	1,980	2,746	7,284	8,433	496	177	21,116
Total	$2,794	$5,968	$13,499	$17,692	$1,656	$1,295	$42,904

As at December 31, 2013
Private placements	$791	$3,200	$5,845	$8,949	$1,112	$1,118	$21,015
Mortgages (excluding Manulife Bank of Canada)	2,020	2,562	7,019	8,264	500	165	20,530
Total	$2,811	$5,762	$12,864	$17,213	$1,612	$1,283	$41,545

(ii)	Mortgages and bank loans recorded by Manulife Bank of Canada
For loans and mortgages held by Manulife Bank of Canada, the Company assigns an internal risk rating ranging from “1 – little or no risk” to “8 – doubtful”.  The internal risk ratings are updated at least annually and reflect the credit quality of the lending asset including such factors as original credit score and product characteristics.

The following table summarizes the mortgages and bank loans recorded by Manulife Bank of Canada by credit quality indicator.

As at March 31, 2014	1	2	3	4 & lower	Total
Mortgages	$-	$9,331	$7,796	$94	$17,221
Bank loans	-	391	1,418	52	1,861
Total	$-	$9,722	$9,214	$146	$19,082

As at December 31, 2013
Mortgages	$-	$9,439	$7,488	$101	$17,028
Bank loans	-	389	1,485	27	1,901
Total	$-	$9,828	$8,973	$128	$18,929

(iii)	Past due or credit impaired financial assets
The following table summarizes the carrying value or impaired value, in the case of impaired debt securities, of the Company’s financial assets that are considered past due or impaired.

	Past due but not impaired
As at March 31, 2014	Less than 90 days	90 days and greater	Total	Total impaired	Allowance for loan losses
Debt securities
FVTPL	$69	$-	$69	$118	$-
AFS	6	-	6	26	-
Private placements	132	-	132	127	71
Mortgages and bank loans	54	19	73	58	26
Other financial assets	31	20	51	1	-
Total	$292	$39	$331	$330	$97

As at December 31, 2013
Debt securities
FVTPL	$-	$-	$-	$127	$-
AFS	-	-	-	12	-
Private placements	53	-	53	115	81
Mortgages and bank loans	55	31	86	53	25
Other financial assets	7	31	38	-	-
Total	$115	$62	$177	$307	$106

(c)	Securities lending, repurchase and reverse repurchase transactions
As at March 31, 2014, the Company had loaned securities (which are included in invested assets) with a market value of $1,354 (December 31, 2013 – $1,422). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.

As at March 31, 2014, the Company had engaged in reverse repurchase transactions of $5 (December 31, 2013 – $6) which are recorded as short-term receivables.  There were no outstanding repurchase agreements as at March 31, 2014 (December 31, 2013 – $200) which are recorded as payables.

(d)	Credit default swaps
The Company replicates exposure to specific issuers by selling credit protection via credit default swaps (“CDSs”) in order to complement its cash debt securities investing.  The Company will not write CDS protection in excess of its government bond holdings.

 Manulife Financial Corporation – First Quarter 2014

The following table provides details of the credit default swap protection sold by type of contract and external agency rating for the underlying reference security.

As at March 31, 2014	Notional Amount(2)	Fair Value	Weighted average maturity (in years)(3)
Single name CDSs(1)
Corporate debt
AAA	$39	$1	3
AA	105	3	3
A	204	5	3
Total single name CDSs	$348	$9	3
Total CDS protection sold	$348	$9	3

As at December 31, 2013
Single name CDSs(1)
Corporate debt
AAA	$37	$1	3
AA	101	3	3
A	197	5	3
Total single name CDSs	$335	$9	3
Total CDS protection sold	$335	$9	3

(1)	The rating agency designations are based on S&P where available followed by Moody’s, DBRS and Fitch. If no rating is available from a rating agency, an internally developed rating is used.

(2)
Notional amounts represent the maximum future payments the Company would have to pay its counterparties assuming a default of the underlying credit and zero recovery on the underlying issuer obligation.

(3)	The weighted average maturity of the CDS is weighted based on notional amounts.

The Company holds no purchased credit protection as at March 31, 2014 (December 31, 2013 – nil).

(e)	Derivatives
The Company’s point-in-time exposure to losses related to the credit risk of the counterparty of derivatives transactions is limited to the amount of any net gains that may have accrued with a particular counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position excluding any offsetting contracts in negative positions and the impact of collateral on hand.  The Company seeks to limit the risk of credit losses from derivative counterparties by: establishing a minimum acceptable counterparty credit rating of A- from external rating agencies; entering into master netting arrangements which permit the offsetting of contracts in a loss position in the case of a counterparty default; and entering into Credit Support Annex agreements, whereby collateral must be provided when the exposure exceeds a certain threshold.

All contracts are held with counterparties rated A- or higher. As at March 31, 2014, the percentage of the Company’s derivative exposure which was with counterparties rated AA- or higher amounted to 12 per cent (December 31, 2013 – 12 per cent). As at March 31, 2014, the largest single counterparty exposure, without taking into account the impact of master netting agreements or the benefit of collateral held, was $2,075 (December 31, 2013 – $2,138). The net exposure to this counterparty, after taking into account master netting agreements and the fair value of collateral held, was nil  (December 31, 2013 – nil).

(f)	Offsetting financial assets and financial liabilities
Certain derivatives, securities lending and repurchase agreement have conditional offset rights. The Company does not offset these financial instruments in the Consolidated Statements of Financial Position, as the rights of offset are conditional.  In the case of derivatives, collateral is collected from and pledged to counterparties and clearinghouses to manage credit risk exposure in accordance with Credit Support Annexes to swap agreements and clearing agreements. Under master netting agreements, the Company has a right of offset in the event of default, insolvency, bankruptcy or other early termination.

In the case of reverse repurchase and repurchase transactions, additional collateral may be collected from or pledged to counterparties to manage credit exposure according to bilateral reverse repurchase or repurchase agreements. In the event of default by a counterparty, the Company is entitled to liquidate the assets the Company holds as collateral to offset against obligations to the same counterparty.

 Manulife Financial Corporation – First Quarter 2014

The following table presents the effect of conditional master netting and similar arrangements.  Similar arrangements may include global master repurchase agreements, global master securities lending agreements, and any related rights to financial collateral.

		Related amounts not set off in the Consolidated Statements of Financial Position
As at March 31, 2014	Gross amounts of financial instruments presented in the Consolidated Statements of Financial Position(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amount including financing trusts(3)	Net amounts excluding financing trusts
Financial assets
Derivative assets	$11,246	$(6,383)	$(4,838)	$25	$25
Securities lending	1,354	-	(1,354)	-	-
Reverse repurchase agreements	5	-	(5)	-	-
Total financial assets	$12,605	$(6,383)	$(6,197)	$25	$25
Financial liabilities
Derivative liabilities	$(8,559)	$6,383	$1,942	$(234)	$(58)
Total financial liabilities	$(8,559)	$6,383	$1,942	$(234)	$(58)

As at December 31, 2013
Financial assets
Derivative assets	$10,021	$(6,734)	$(3,267)	$20	$20
Securities lending	1,422	-	(1,422)	-	-
Reverse repurchase agreements	6	-	(6)	-	-
Total financial assets	$11,449	$(6,734)	$(4,695)	$20	$20
Financial liabilities
Derivative liabilities	$(9,162)	$6,734	$2,250	$(178)	$(39)
Repurchase agreements	(200)	-	200	-	-
Total financial liabilities	$(9,362)	$6,734	$2,450	$(178)	$(39)

(1)
The Company does not offset financial instruments. Financial assets and liabilities in the table above include accrued interest of $443 and $409, respectively (December 31, 2013 – $352 and $233, respectively).

(2)
Financial and cash collateral excludes over-collateralization. As at March 31, 2014 the Company was over-collateralized on OTC derivative assets, OTC derivative liabilities, securities lending and reverse repurchase agreements and repurchase agreements in the amounts of $549, $246, $70 and nil, respectively (December 31, 2013 – $390,  $297, $75 and nil, respectively). As at March 31, 2014, collateral pledged (received) does not include collateral in transit on OTC instruments or include initial margin on exchange traded contracts.

(3)
The net amount includes derivative contracts entered into between the Company and its financing trusts which it does not consolidate. The Company does not exchange collateral on derivatives contracts entered into with these trusts.

Note 8 Long-Term Debt

(a)	The following obligations are included in long-term debt

			March 31,	December 31,
As at	Maturity date	Par value	2014	2013
4.90% Senior notes	September 17, 2020	US$500	$550	$529
7.768% Medium-term notes	April 8, 2019	$600	598	598
5.505% Medium-term notes	June 26, 2018	$400	399	399
Promissory note to Manulife Finance (Delaware), L.P. ("MFLP")	December 15, 2016	$150	150	150
3.40% Senior notes	September 17, 2015	US$600	662	637
4.079% Medium-term notes	August 20, 2015	$900	899	899
5.161% Medium-term notes	June 26, 2015	$550	549	549
4.896% Medium-term notes	June 2, 2014	$1,000	1,000	999
Other notes payable	n/a	n/a	18	15
Total			$4,825	$4,775

(b)	Fair value measurement
These debts are not measured at fair value in the Consolidated Statements of Financial Position. As at March 31, 2014, the fair value of the long-term debt was $5,162 (December 31, 2013 - $5,105).

 Manulife Financial Corporation – First Quarter 2014

Note 9 Liabilities for Preferred Shares and Capital Instruments

(a)	Carrying value of liabilities for preferred shares and capital instruments

				March 31,	December 31,
As at	Issuance date	Maturity date	Par value	2014	2013
Senior debenture notes 7.535% fixed/floating	July 10, 2009	December 31, 2108	$1,000	$1,000	$1,000
Subordinated note - floating	December 14, 2006	December 15, 2036	$650	647	647
Subordinated debentures - 2.811% fixed/floating(1)	February 21, 2014	February 21, 2024	$500	497	-
Surplus notes - 7.375% U.S. dollar	February 25, 1994	February 15, 2024	US$450	521	501
Subordinated debentures - 2.926% fixed floating	November 29, 2013	November 29, 2023	$250	249	249
Subordinated debentures - 2.819% fixed/floating	February 25, 2013	February 26, 2023	$200	199	199
Subordinated debentures - 4.165% fixed/floating	February 17, 2012	June 1, 2022	$500	498	498
Subordinated note - floating(2)	December 14, 2006	December 15, 2021	$400	399	399
Subordinated debentures - 4.21% fixed/floating	November 18, 2011	November 18, 2021	$550	548	548
Preferred shares - Class A Shares, Series 1	June 19, 2003	n/a	$350	344	344
Total				$4,902	$4,385

(1)
On February 21, 2014, MLI issued $500 in subordinated fixed/floating debentures, which mature February 21, 2024. The debentures are guaranteed by MFC on a subordinated basis. The debentures bear interest at a fixed rate of 2.811% per annum, payable semi-annually for five years and thereafter at the 3-month Bankers’ Acceptance rate plus 0.80% payable quarterly.  With regulatory approval, MLI may redeem the debentures, in whole or in part, on or after February 21, 2019, at par, together with accrued and unpaid interest.  The subordinated debentures form part of the Company’s Tier 2B regulatory capital.

(2)
On March 28, 2014, the parties agreed to extend the maturity of the $400 subordinated note from January 15, 2019 to December 15, 2021. The extension resulted in an increase in the floating rate to 3-month Banker’s Acceptance rate plus 0.74% from 3-month Banker’s Acceptance rate plus 0.552%.

(b)	Fair value measurement
The following table discloses fair value information categorized by hierarchy. These liabilities are not measured at fair value in the Consolidated Statements of Financial Position.

	March 31,	December 31,
As at	2014	2013
Valuation hierarchy:
Level 1	$359	$358
Level 2	4,955	4,367
Total fair value	$5,314	$4,725

 Manulife Financial Corporation – First Quarter 2014

Note 10 Share Capital and Earnings Per Share

(a)	Preferred shares

Information on the preferred shares outstanding is as follows.

As at March 31, 2014	Issue date	Annual dividend rate	Earliest redemption date(1)	Number of shares (in millions)	Face amount	Net amount(2)
Class A preferred shares
Series 2	February 18, 2005	4.65%	March 19, 2010	14	$350	$344
Series 3	January 3, 2006	4.50%	March 19, 2011	12	300	294
Series 4	March 4, 2009	6.60%	June 19, 2014	18	450	442
Class 1 preferred shares
Series 1	June 3, 2009	5.60%	September 19, 2014	14	350	342
Series 3	March 11, 2011	4.20%	June 19, 2016	8	200	196
Series 5	December 6, 2011	4.40%	December 19, 2016	8	200	195
Series 7	February 22, 2012	4.60%	March 19, 2017	10	250	244
Series 9	May 24, 2012	4.40%	September 19, 2017	10	250	244
Series 11	December 4, 2012	4.00%	March 19, 2018	8	200	196
Series 13	June 21, 2013	3.80%	September 19, 2018	8	200	196
Series 15(3)	February 25, 2014	3.90%	June 19, 2019	8	200	195
Total				118		$2,888

(1)
Redemption of all preferred shares is subject to regulatory approval. With the exception of Class A Series 2 and Series 3 preferred shares. MFC may redeem each series in whole or in part at par, on the earliest redemption date or every five years thereafter. Class A Series 2 and Series 3 may be redeemed on or after the earliest redemption date in whole or in part for cash at declining premiums that range from $1.00 to nil per share.

(2)	Net of after-tax issuance costs.

(3)
On February 25, 2014, MFC issued eight million Class 1 Shares Series 15 (“Class 1 Series 15 Preferred Shares”) at a price of $25 per share, for an aggregate amount of $200.  The Class 1 Series 15 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a per annum rate of 3.90% until June 19, 2019 after which the dividend rate will be reset every five years at a rate equal to the five year Government of Canada bond yield plus 2.16%.  On June 19, 2019 and on June 19 every five years thereafter, the Class 1 Series 15 Preferred Shares will be convertible at the option of the holder into Class 1 Shares Series 16 (“Class 1 Series 16 Preferred Shares”).  The Class 1 Series 16 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a rate equal to the three month Government of Canada Treasury Bill yield plus 2.16%.  Subject to regulatory approval, MFC may redeem Class 1 Series 15 Preferred Shares, in whole or in part, at par, on June 19, 2019 and on June 19 every five years thereafter.

(b)	Common shares

As at March 31, 2014, there were 35 million outstanding stock options and deferred share units that entitle the holder to receive common shares or payment in cash or common shares at the option of the holder (December 31, 2013 – 35 million).

For the	three months ended	year ended
Number of common shares (in millions)	March 31, 2014	December 31, 2013
Balance, beginning of period	1,848	1,828
Issued on exercise of stock options and deferred share units	1	1
Issued under dividend reinvestment and share purchase plans	4	19
Balance, end of period	1,853	1,848

The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per share.

For the three months ended March 31,	2014	2013
Weighted average number of common shares (in millions)	1,849	1,828
Dilutive stock-based awards (1) (in millions)	7	2
Dilutive convertible instruments (2) (in millions)	18	26
Weighted average number of diluted common shares (in millions)	1,874	1,856

(1)
The dilutive effect of stock-based awards was calculated using the treasury stock method.  This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period.

(2)	The holders of the convertible preferred shares have the right to redeem these instruments for MFC shares prior to the conversion date.

 Manulife Financial Corporation – First Quarter 2014

(c)	Earnings per share

For the three months ended March 31,	2014	2013
Basic earnings per common share	$0.42	$0.28
Diluted earnings per common share	0.42	0.28

Note 11	Employee Future Benefits

The Company maintains a number of pension plans, both defined benefit and defined contribution, and retiree welfare plans for eligible employees and agents.  Information about the cost of the Company’s material pension and retiree welfare plans in the U.S. and Canada is as follows.

	Pension plans		Retiree welfare plans
For the three months ended March 31,	2014	2013	2014	2013
Defined benefit current service cost	$9	$9	$1	$1
Defined benefit administrative expenses	1	2	-	-
Service cost	$10	$11	$1	$1
Interest on net defined benefit (asset) liability	6	8	1	2
Defined benefit cost	$16	$19	$2	$3
Defined contribution cost	18	16	-	-
Net benefit cost	$34	$35	$2	$3

Note 12	Commitments and Contingencies

(a)	Legal proceedings
The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer.  In addition, government and regulatory bodies in Canada, the United States, Asia and other jurisdictions where the Company conducts business regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.

Two class actions against the Company have been certified and are pending in Quebec (on behalf of Quebec residents only) and Ontario (on behalf of investors in Canada, other than Quebec). The decisions to grant leave and certification have been of a procedural nature only and there has been no determination on the merits of either claim to date.

The actions in Ontario and Quebec are based on allegations that the Company failed to meet its disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products. The Company believes that its disclosure satisfied applicable disclosure requirements and intends to vigorously defend itself against any claims based on these allegations.  Due to the nature and status of these proceedings, it is not practicable to provide an estimate of the financial effect of these proceedings, an indication of the uncertainties relating to the amount or timing of any outflow, nor the possibility of any reimbursement.

(b)	Guarantees
(i)	Guarantees regarding Manulife Finance (Delaware), L.P. (“MFLP”)
MFC has guaranteed the payment of amounts on the $550 senior debentures due on December 15, 2026 and $650 subordinated debentures due on December 15, 2041 issued by MFLP, a wholly owned unconsolidated partnership.

(ii)	Guarantees regarding The Manufacturers Life Insurance Company
On January 29, 2007, MFC provided a subordinated guarantee of Class A and Class B Shares of MLI and any other class of preferred shares that rank on a parity with Class A Shares or Class B Shares of MLI.  For the following subordinated debentures issued by MLI, MFC has provided a subordinated guarantee on the day of issuance: $550 issued on November 18, 2011, $500 issued on February 17, 2012, $200 issued on February 25, 2013, $250 issued on November 29, 2013, and $500 issued on February 21, 2014.

 Manulife Financial Corporation – First Quarter 2014

The following table sets forth certain condensed consolidating financial information for MFC and MFLP.
For the three months ended March 31, 2014	MFC (Guarantor)	MFLP	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments	Total consolidated amounts (1)
Total revenue	$65	$21	$13,926	$1,282	$(1,058)	$14,236
Net income (loss) attributed to shareholders	818	4	771	33	(808)	818

For the three months ended March 31, 2013
Total revenue	$53	$21	$5,747	$(6)	$20	$5,835
Net income (loss) attributed to shareholders	540	4	787	(236)	(555)	540

As at March 31, 2014
Invested assets	$47	$3	$240,796	$4,127	$(3)	$244,970
Total other assets	46,374	1,536	56,511	30,809	(91,051)	44,179
Segregated funds net assets	-	-	249,724	-	-	249,724
Insurance contract liabilities	-	-	205,428	13,124	(12,777)	205,775
Investment contract liabilities	-	-	2,527	-	-	2,527
Segregated funds net liabilities	-	-	249,724	-	-	249,724
Total other liabilities	15,804	1,366	53,996	20,768	(42,274)	49,660

As at December 31, 2013
Invested assets	$28	$2	$228,933	$3,748	$(2)	$232,709
Total other assets	34,023	1,480	51,853	9,603	(55,911)	41,048
Segregated funds net assets	-	-	239,871	-	-	239,871
Insurance contract liabilities	-	-	192,824	11,923	(11,505)	193,242
Investment contract liabilities	-	-	2,524	-	-	2,524
Segregated funds net liabilities	-	-	239,871	-	-	239,871
Total other liabilities	5,528	1,313	52,078	461	(10,422)	48,958

(1)	Since MFLP is not consolidated into the results of MFC consolidated, the results of MFLP have been eliminated in the consolidating adjustments column.

(iii)	Guarantees regarding John Hancock Life Insurance Company (U.S.A.)
Details of guarantees regarding certain securities issued or to be issued by John Hancock Life Insurance Company (U.S.A.) are outlined in note 15.

Note 13	Segmented Information

The Company’s reporting segments are the Asia, Canadian and U.S. Divisions and the Corporate and Other segment. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.  Revenue from the Company’s divisions is derived principally from life and health insurance, investment management and annuities and mutual funds.  The Corporate and Other segment is comprised of the Investment Division’s external asset management business; earnings on assets backing capital, net of amounts allocated to operating divisions; changes in actuarial methods and assumptions; the property and casualty and run-off reinsurance operations; and other non-operating items.

 Manulife Financial Corporation – First Quarter 2014

By segment
As at and for the three months ended	Asia	Canadian	U.S.	Corporate
March 31, 2014	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$1,567	$798	$1,311	$20	$3,696
Annuities and pensions	139	143	183	-	465
Net premium income	$1,706	$941	$1,494	$20	$4,161
Net investment income (loss)	594	2,276	5,135	(65)	7,940
Other revenue	355	573	1,131	76	2,135
Total revenue	$2,655	$3,790	$7,760	$31	$14,236
Contract benefits and expenses
Life and health insurance	$1,492	$1,631	$4,517	$76	$7,716
Annuities and pensions	328	757	1,632	-	2,717
Net benefits and claims	$1,820	$2,388	$6,149	$76	$10,433
Interest expense	22	134	14	124	294
Other expenses	533	821	1,080	138	2,572
Total contract benefits and expenses	$2,375	$3,343	$7,243	$338	$13,299
Income (loss) before income taxes	$280	$447	$517	$(307)	$937
Income tax recovery (expense)	(25)	(97)	(114)	103	(133)
Net income (loss)	$255	$350	$403	$(204)	$804
Less net income (loss) attributed to:
Non-controlling interests	12	-	-	-	12
Participating policyholders	1	(27)	-	-	(26)
Net income (loss) attributed to shareholders	$242	$377	$403	$(204)	$818
Total assets	$65,403	$141,499	$308,296	$23,675	$538,873

As at and for the three months ended
March 31, 2013
Revenue
Premium income
Life and health insurance	$1,443	$774	$1,597	$23	$3,837
Annuities and pensions	149	152	279	-	580
Net premium income	$1,592	$926	$1,876	$23	$4,417
Net investment income (loss)	969	359	(949)	(935)	(556)
Other revenue	367	607	946	54	1,974
Total revenue	$2,928	$1,892	$1,873	$(858)	$5,835
Contract benefits and expenses
Life and health insurance	$1,794	$1,246	$553	$102	$3,695
Annuities and pensions	(376)	(105)	(657)	-	(1,138)
Net benefits and claims	$1,418	$1,141	$(104)	$102	$2,557
Interest expense	18	111	15	151	295
Other expenses	501	777	982	153	2,413
Total contract benefits and expenses	$1,937	$2,029	$893	$406	$5,265
Income (loss) before income taxes	$991	$(137)	$980	$(1,264)	$570
Income tax recovery (expense)	(48)	77	(254)	210	(15)
Net income (loss)	$943	$(60)	$726	$(1,054)	$555
Less net income (loss) attributed to:
Non-controlling interests	9	-	-	(2)	7
Participating policyholders	6	2	-	-	8
Net income (loss) attributed to shareholders	$928	$(62)	$726	$(1,052)	$540
Total assets	$62,785	$132,243	$279,801	$22,761	$497,590

 Manulife Financial Corporation – First Quarter 2014

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Corporate and Other segment into the different geographic segments to which its businesses pertain.

By geographic location
For the three months ended
March 31, 2014	Asia	Canada	U.S.	Other	Total
Revenue
Premium income
Life and health insurance	$1,583	$676	$1,312	$125	$3,696
Annuities and pensions	139	143	183	-	465
Net premium income	$1,722	$819	$1,495	$125	$4,161
Net investment income	633	2,319	4,975	13	7,940
Other revenue	368	555	1,209	3	2,135
Total revenue	$2,723	$3,693	$7,679	$141	$14,236
For the three months ended
March 31, 2013
Revenue
Premium income
Life and health insurance	$1,458	$652	$1,598	$129	$3,837
Annuities and pensions	149	152	279	-	580
Net premium income	$1,607	$804	$1,877	$129	$4,417
Net investment income (loss)	320	389	(1,275)	10	(556)
Other revenue	363	597	1,012	2	1,974
Total revenue	$2,290	$1,790	$1,614	$141	$5,835

Note 14 Segregated Funds

The Company manages a number of segregated funds on behalf of policyholders. Policyholders are provided the opportunity to invest in different categories of segregated funds that respectively hold a range of underlying investments.

The underlying investments of the segregated funds consist of both individual securities and mutual funds (collectively “net assets”). The carrying value and change in segregated funds net assets are as follows.

(a)	Carrying value and change in segregated funds net assets are as follows
 Segregated funds net assets

As at	March 31, 2014	December 31, 2013
Investments at market value
Cash and short-term securities	$1,687	$2,540
Debt securities	8,349	7,473
Equities	7,029	6,615
Mutual funds	230,322	220,936
Other investments	2,753	2,595
Accrued investment income	84	89
Other liabilities, net	(312)	(202)
Total segregated funds net assets	$249,912	$240,046
Composition of segregated funds net assets
Held by policyholders	$249,724	$239,871
Held by Company (seed money reported in other invested assets)	188	175
Total segregated funds net assets	$249,912	$240,046

 Manulife Financial Corporation – First Quarter 2014

Changes in segregated funds net assets

For the three months ended March 31,	2014	2013
Net policyholder cash flow
Deposits from policyholders	$6,776	$6,465
Net transfers to general fund	(79)	(85)
Payments to policyholders	(8,916)	(6,834)
	$(2,219)	$(454)
Investment related
Interest and dividends	$497	$441
Net realized and unrealized investment gains	4,639	10,471
	$5,136	$10,912
Other
Management and administration fees	$(1,095)	$(988)
Impact of changes in foreign exchange rates	8,044	2,187
	$6,949	$1,199
Net additions	$9,866	$11,657
Segregated funds net assets, beginning of period	240,046	209,363
Segregated funds net assets, end of period	$249,912	$221,020

The net assets may be exposed to a variety of financial and other risks. These risks are primarily mitigated by investment guidelines that are actively monitored by professional and experienced portfolio advisors. Investment returns on these products belong to the policyholders; accordingly, the Company does not bear the risk associated with these assets outside of guarantees offered on certain variable life and annuity products.

The liabilities related to the guarantees associated with these products are recorded within the Company’s insurance contract liabilities. Assets supporting these guarantees are recognized in invested assets according to their investment type. For information regarding the risks associated with variable annuity and segregated fund guarantees see the “Risk Management and Risk Factors” section of the Company’s 2013 Annual Management Discussion and Analysis.

(b)	Fair value measurement
The following table discloses the fair value of the segregated funds’ net assets categorized by hierarchy.

	March 31,	December 31,
As at	2014	2013
Valuation hierarchy
Level 1	$228,377	$219,538
Level 2	18,863	17,972
Level 3	2,484	2,361
Total fair value	$249,724	$239,871

The following table presents a roll forward for the segregated funds net assets measured at fair value using significant unobservable inputs (Level 3).

For the three months ended March 31,	2014	2013
Balance as at January 1,	$2,360	$2,212
Net realized / unrealized gains (losses) included in:
Net income(1)	(23)	(2)
OCI	-	-
Purchases	27	15
Issuances	-	-
Sales	(29)	(25)
Settlements	-	-
Transfers
Into Level 3 (2)	56	(1)
Out of Level 3 (2)	-	-
Currency movement	93	45
Balance as at March 31	$2,484	$2,244
Change in unrealized gains (losses) on instruments still held	$16	$5

(1)	This amount is included in the investment related section of the changes in net assets for segregated funds.
(2)	For assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.

 Manulife Financial Corporation – First Quarter 2014

Note 15 Information Provided in Connection with Investments in Deferred Annuity Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.)

The following condensed consolidating financial information, presented in accordance with IFRS, has been included in these Interim Consolidated Financial Statements with respect to John Hancock Life Insurance Company (U.S.A.) (“JHUSA”) in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the “Commission”). These financial statements are (i) incorporated by reference in the registration statements of MFC and JHUSA that relate to MFC’s guarantee of certain securities to be issued by JHUSA and (ii) are provided in reliance on an exemption from continuous disclosure obligations of JHUSA.  For information about JHUSA, the MFC guarantees and restrictions on the ability of MFC to obtain funds from its subsidiaries by dividend or loan, refer to note 24 to the Company’s 2013 Annual Consolidated Financial Statements.

Condensed Consolidating Statement of Financial Position
As at March 31, 2014	MFC (Guarantor)	JHUSA (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated MFC
Assets
Invested assets	$47	$94,329	$150,944	$(350)	$244,970
Investments in unconsolidated subsidiaries	35,867	4,784	24,022	(64,673)	-
Reinsurance assets	-	28,299	6,674	(17,091)	17,882
Other assets	10,507	20,671	37,555	(42,436)	26,297
Segregated funds net assets	-	156,516	94,622	(1,414)	249,724
Total assets	$46,421	$304,599	$313,817	$(125,964)	$538,873
Liabilities and equity
Insurance contract liabilities	$-	$111,739	$111,816	$(17,780)	$205,775
Investment contract liabilities and deposits	-	1,454	1,078	(5)	2,527
Other liabilities	10,803	19,783	50,823	(41,476)	39,933
Long-term debt	4,657	-	18	150	4,825
Liabilities for preferred shares and capital instruments	344	1,118	14,149	(10,709)	4,902
Segregated funds net liabilities	-	156,516	94,622	(1,414)	249,724
Shareholders' equity	30,617	13,989	40,742	(54,731)	30,617
Participating policyholders' equity	-	-	109	-	109
Non-controlling interests	-	-	460	1	461
Total liabilities and equity	$46,421	$304,599	$313,817	$(125,964)	$538,873

Condensed Consolidating Statement of Financial Position
As at December 31, 2013	MFC (Guarantor)	JHUSA (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated MFC
Assets
Invested assets	$28	$89,552	$143,184	$(55)	$232,709
Investments in unconsolidated subsidiaries	33,831	4,561	13,269	(51,661)	-
Reinsurance assets	-	25,891	6,454	(14,902)	17,443
Other assets	192	19,258	23,547	(19,392)	23,605
Segregated funds net assets	-	150,448	90,812	(1,389)	239,871
Total assets	$34,051	$289,710	$277,266	$(87,399)	$513,628
Liabilities and equity
Insurance contract liabilities	$-	$103,945	$104,847	$(15,550)	$193,242
Investment contract liabilities and deposits	-	1,444	1,085	(5)	2,524
Other liabilities	574	19,561	37,974	(18,311)	39,798
Long-term debt	4,610	-	15	150	4,775
Liabilities for preferred shares and capital instruments	344	1,077	3,645	(681)	4,385
Segregated funds net liabilities	-	150,448	90,812	(1,389)	239,871
Shareholders' equity	28,523	13,235	38,379	(51,614)	28,523
Participating policyholders' equity	-	-	134	-	134
Non-controlling interests	-	-	375	1	376
Total liabilities and equity	$34,051	$289,710	$277,266	$(87,399)	$513,628

 Manulife Financial Corporation – First Quarter 2014

Condensed Consolidating Statement of Income
For the three months ended	MFC (Guarantor)	JHUSA (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated MFC
March 31, 2014
Revenue
Net premium income	$-	$1,146	$3,015	$-	$4,161
Net investment income (loss)	68	4,141	3,964	(233)	7,940
Net other revenue	(3)	570	3,392	(1,824)	2,135
Total revenue	$65	$5,857	$10,371	$(2,057)	$14,236
Policy benefits and expenses
Net benefits and claims	$-	$5,039	$6,811	$(1,417)	$10,433
Commissions, investment and general expenses	4	686	2,216	(406)	2,500
Goodwill impairment	-	-	-	-	-
Other expenses	71	64	465	(234)	366
Total policy benefits and expenses	$75	$5,789	$9,492	$(2,057)	$13,299
Income (loss) before income taxes	$(10)	$68	$879	$-	$937
Income tax (expense) recovery	2	51	(186)	-	(133)
Income (loss) after income taxes	$(8)	$119	$693	$-	$804
Equity in net income (loss) of unconsolidated subsidiaries	826	91	210	(1,127)	-
Net income (loss)	$818	$210	$903	$(1,127)	$804
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$12	$-	$12
Participating policyholders	-	(17)	(26)	17	(26)
Shareholders	818	227	917	(1,144)	818
	$818	$210	$903	$(1,127)	$804

Condensed Consolidating Statement of Income
For the three months ended	MFC (Guarantor)	JHUSA (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated MFC
March 31, 2013
Revenue
Net premium income	$-	$1,299	$3,118	$-	$4,417
Net investment income (loss)	55	(1,106)	784	(289)	(556)
Net other revenue	(2)	409	921	646	1,974
Total revenue	$53	$602	$4,823	$357	$5,835
Policy benefits and expenses
Net benefits and claims	$-	$(667)	$2,276	$948	$2,557
Commissions, investment and general expenses	13	680	1,953	(305)	2,341
Goodwill impairment	-	-	-	-	-
Other expenses	73	89	491	(286)	367
Total policy benefits and expenses	$86	$102	$4,720	$357	$5,265
Income (loss) before income taxes	$(33)	$500	$103	$-	$570
Income tax (expense) recovery	9	(83)	59	-	(15)
Income (loss) after income taxes	$(24)	$417	$162	$-	$555
Equity in net income (loss) of unconsolidated subsidiaries	564	106	523	(1,193)	-
Net income (loss)	$540	$523	$685	$(1,193)	$555
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$8	$(1)	$7
Participating policyholders	-	(4)	6	6	8
Shareholders	540	527	671	(1,198)	540
	$540	$523	$685	$(1,193)	$555

 Manulife Financial Corporation – First Quarter 2014

Consolidating Statement of Cash Flows
For the three months ended March 31, 2014	MFC (Guarantor)	JHUSA (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated MFC
Operating activities
Net income (loss)	$818	$210	$903	$(1,127)	$804
Adjustments for non-cash items in net income (loss)
Equity in net income of unconsolidated subsidiaries	(826)	(91)	(210)	1,127	-
Increase (decrease) in insurance contract liabilities	-	3,268	3,559	-	6,827
Increase (decrease) in investment contract liabilities	-	12	(23)	-	(11)
(Increase) decrease in reinsurance assets	-	(1,401)	1,532	-	131
Amortization of (premium) discount on invested assets	-	1	(4)	-	(3)
Other amortization	1	27	85	-	113
Net realized and unrealized (gains) losses on assets	-	(3,050)	(2,346)	-	(5,396)
Deferred income tax expense (recovery)	(7)	(93)	391	-	291
Stock option expense	-	(2)	9	-	7
Net income (loss) adjusted for non-cash items	$(14)	$(1,119)	$3,896	$-	$2,763
Changes in policy related and operating receivables and payables	(20)	965	(2,064)	-	(1,119)
Cash provided by (used in) operating activities	$(34)	$(154)	$1,832	$-	$1,644
Investing activities
Purchases and mortgage advances	$-	$(6,144)	$(10,328)	$-	$(16,472)
Disposals and repayments	-	6,223	8,376	-	14,599
Changes in investment broker net receivables and payables	-	(170)	279	-	109
Net cash decrease from purchase of subsidiary	-	-	(199)	-	(199)
Return of capital from unconsolidated subsidiaries	-	56	-	(56)	-
Notes receivable from parent	-	-	(10,372)	10,372	-
Notes receivable from subsidiaries	(10,342)	2	-	10,340	-
Cash provided by (used in) by investing activities	$(10,342)	$(33)	$(12,244)	$20,656	$(1,963)
Financing activities
Decrease in repurchase agreements and securities sold but not yet purchased	$-	$-	$(201)	$-	$(201)
Issue of capital instruments, net	-	-	497	-	497
Net redemption of investment contract liabilities	-	(59)	(14)	-	(73)
Changes in bank deposits, net	-	-	203	-	203
Shareholder dividends paid in cash	(189)	-	-	-	(189)
Common shares issued, net	18	-	-	-	18
Preferred shares issues, net	195	-	-	-	195
Return of capital to parent	-	-	(56)	56	-
Notes payable to parent	-	-	10,340	(10,340)	-
Notes payable to subsidiaries	10,372	-	-	(10,372)	-
Cash provided by (used in) financing activities	$10,396	$(59)	$10,769	$(20,656)	$450
Cash and short-term securities
Increase (decrease) during the period	$20	$(246)	$357	$-	$131
Effect of foreign exchange rate changes on cash and short-term securities	-	141	208	-	349
Balance, beginning of period	27	3,643	9,216	-	12,886
Balance, end of period	$47	$3,538	$9,781	$-	$13,366
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$28	$4,091	$9,511	$-	$13,630
Net payments in transit, included in other liabilities	(1)	(448)	(295)	-	(744)
Net cash and short-term securities, beginning of period	$27	$3,643	$9,216	$-	$12,886
End of period
Gross cash and short-term securities	$47	$3,934	$10,054	$-	$14,035
Net payments in transit, included in other liabilities	-	(396)	(273)	-	(669)
Net cash and short-term securities, end of period	$47	$3,538	$9,781	$-	$13,366
Supplemental disclosures on cash flow information:
Interest received	$5	$1,020	$1,091	$1	$2,117
Interest paid	64	32	315	(159)	252
Income taxes paid	-	342	81	-	423

 Manulife Financial Corporation – First Quarter 2014

Consolidating Statement of Cash Flows
For the three months ended March 31, 2013	MFC (Guarantor)	JHUSA (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated MFC
Operating activities
Net income (loss)	$540	$523	$685	$(1,193)	$555
Adjustments for non-cash items in net income (loss)
Equity in net income of unconsolidated subsidiaries	(564)	(106)	(523)	1,193	-
Increase (decrease) in insurance contract liabilities	-	(1,515)	750	-	(765)
Increase (decrease) in investment contract liabilities	-	11	8	-	19
(Increase) decrease in reinsurance assets	-	333	(208)	-	125
Amortization of (premium) discount on invested assets	-	(1)	9	-	8
Other amortization	-	23	81	-	104
Net realized and unrealized (gains) losses on assets	2	2,146	858	-	3,006
Deferred income tax expense (recovery)	(9)	89	(234)	-	(154)
Stock option expense	-	1	6	-	7
Net income (loss) adjusted for non-cash items	$(31)	$1,504	$1,432	$-	$2,905
Changes in policy related and operating receivables and payables	(17)	(1,993)	1,652	-	(358)
Cash provided by (used in) operating activities	$(48)	$(489)	$3,084	$-	$2,547
Investing activities
Purchases and mortgage advances	$-	$(3,520)	$(9,418)	$-	$(12,938)
Disposals and repayments	-	3,158	6,212	-	9,370
Changes in investment broker net receivables and payables	-	28	(197)	-	(169)
Net cash decrease from purchase of subsidiary	-	-	(73)	-	(73)
Redemption of preferred shares of subsidiaries	80	-	-	(80)	-
Capital contribution to unconsolidated subsidiaries	-	(90)	-	90	-
Return of capital from unconsolidated subsidiaries	-	6	-	(6)	-
Notes receivable from parent	-	-	(10,381)	10,381	-
Notes receivable from subsidiaries	(9,853)	3	-	9,850	-
Cash provided by (used in) investing activities	$(9,773)	$(415)	$(13,857)	$20,235	$(3,810)
Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	$-	$(444)	$374	$-	$(70)
Repayment of long-term debt	(350)	-	-	-	(350)
Issue of capital instruments, net	-	-	199	-	199
Net redemption of investment contract liabilities	-	(2)	(36)	-	(38)
Funds repaid, net	-	-	(79)	-	(79)
Changes in bank deposits, net	-	-	373	-	373
Shareholder dividends paid in cash	(193)	-	-	-	(193)
Distributions to non-controlling interests, net	-	-	(34)	-	(34)
Preferred shares issues, net	-	-	(80)	80	-
Capital contributions by parent	-	-	90	(90)	-
Return of capital to parent	-	-	(6)	6	-
Notes payable to parent	-	-	9,850	(9,850)	-
Notes payable to subsidiaries	10,381	-	-	(10,381)	-
Cash provided by (used in) financing activities	$9,838	$(446)	$10,651	$(20,235)	$(192)
Cash and short-term securities
Increase (decrease) during the period	$17	$(1,350)	$(122)	$-	$(1,455)
Effect of foreign exchange rate changes on cash and short-term securities	-	78	76	-	154
Balance, beginning of period	22	3,747	8,984	-	12,753
Balance, end of period	$39	$2,475	$8,938	$-	$11,452
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$22	$4,122	$9,242	$-	$13,386
Net payments in transit, included in other liabilities	-	(375)	(258)	-	(633)
Net cash and short-term securities, beginning of period	$22	$3,747	$8,984	$-	$12,753
End of period
Gross cash and short-term securities	$39	$2,745	$9,248	$-	$12,032
Net payments in transit, included in other liabilities	-	(270)	(310)	-	(580)
Net cash and short-term securities, end of period	$39	$2,475	$8,938	$-	$11,452
Supplemental disclosures on cash flow information:
Interest received	$9	$979	$1,049	$(4)	$2,033
Interest paid	75	61	251	(114)	273
Income taxes paid	-	-	91	-	91

Note 16 Comparatives

Certain comparative amounts have been reclassified to conform with the current period’s presentation.

 Manulife Financial Corporation – First Quarter 2014

SHAREHOLDER INFORMATION

MANULIFE FINANCIAL
CORPORATION HEAD OFFICE
200 Bloor Street East
Toronto, ON Canada M4W 1E5
Telephone 416 926-3000
Fax: 416 926-5454
Web site: www.manulife.com

INVESTOR RELATIONS
Financial analysts, portfolio managers
and other investors requiring financial
information may contact our Investor
Relations Department or access our
Web site at www.manulife.com
Fax: 416 926-6285
E-mail: investor_relations@manulife.com

SHAREHOLDER SERVICES
For information or assistance regarding your share account, including dividends, changes of address or ownership, lost certificates, to eliminate duplicate mailings or to receive shareholder material electronically, please contact our Transfer Agents in Canada, the United States, Hong Kong or
the Philippines. If you live outside one of these countries please contact our Canadian Transfer Agent.

TRANSFER AGENTS
Canada
CST Trust Company
P.O. Box 7100, Station B
Montreal, QC Canada H3B 3K3
Toll Free: 1 800 783-9495
Collect: 416 682-3864
E-mail: inquiries@canstockta.com
Online: www.canstockta.com
CST Trust Company offices are also located in
Toronto, Halifax, Vancouver and Calgary.

United States
Computershare Inc.
P.O. Box 30170
College Station, TX 77842-3170
Toll Free: 1 800 249-7702
Collect: 201 680-6578
E-mail: web.queries@computershare.com
Online: www.computershare.com/investor

Hong Kong
Registered Holders:
Computershare Hong Kong
Investor Services Limited
17M Floor, Hopewell Centre
183 Queen’s Road East,
Wan Chai, Hong Kong
Telephone: 852 2862–8555

Ownership Statement Holders:
The Hongkong and Shanghai
Banking Corporation Limited
Sub-Custody and Clearing,
Hong Kong Office
GPO Box 64 Hong Kong
Telephone: 852 2288-8346

Philippines
The Hongkong and Shanghai
Banking Corporation Limited
HSBC Stock Transfer Unit
7th Floor, HSBC Centre
3058 Fifth Avenue West
Bonifacio Global City
Taguig City, 1634
Philippines
Telephone: PLDT 632 581-7595;
GLOBE 632 976-7595

AUDITORS
Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Canada

The following Manulife Financial documents are available online at www.manulife.com
•  Annual Report and Proxy Circular
•  Notice of Annual Meeting
•  Shareholders Reports
•  Public Accountability Statement
•  Corporate Governance material

RATING
Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at March 31, 2014, Manulife Financial had total capital of Cdn$36.2 billion, including Cdn$30.6 billion of total shareholders’ equity. The Manufacturers Life Insurance Company’s financial strength and claims paying ratings are among the strongest in the insurance industry.

Standard & Poor’s	AA-	(4th of 21 ratings)
Moody’s	A1	(5th of 21 ratings)
Fitch Ratings	AA-	(4th of 19 ratings)
DBRS	IC-1	(1st of 6 ratings)
A.M. Best	A+	(2nd of 15 ratings)

COMMON STOCK TRADING DATA
The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the New York Stock Exchange, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the first quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 945.

As at March 31, 2014, there were 1,853 million common shares outstanding.
January 1 – March 31, 2014	Toronto Canadian $	New York United States $	Hong Kong Hong Kong $	Philippines Philippine Pesos
High	$ 22.22	$ 20.36	$ 157.20	P 890
Low	$19.54	$ 17.61	$ 135.00	P 730
Close	$ 21.32	$ 19.31	$ 148.10	P 765
Average Daily Volume (000)	3,435	2,108	78	0.5

 Manulife Financial Corporation – First Quarter 2014

Consent to receive documents electronically

Electronic documents available from Manulife Financial

Manulife Financial is pleased to offer Electronic Documents. Access the information when you want, no more waiting for the mail.

The Manulife Financial documents available electronically are:
•  Annual Report and Proxy Circular
•  Notice of Annual Meeting
•  Shareholder Reports
•  Public Accountability Statement
•  Corporate Governance material

These documents will be available to you on our Web site at www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports will be available on the Web site at least until the next version is available.

We will notify you when documents will be available on the Web site and confirm the instructions for accessing the documents at the same time. In the event that the documents are not available on our Web site, paper copies will be mailed to you.

This information is also available for viewing or download under quarterly reports from the Investor Relations section of our website at www.manulife.com

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Please note: We will contact you by phone only if there is a problem with your email address.

The information provided is confidential and will not be used for any purpose other than that described.

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Date

 Manulife Financial Corporation – First Quarter 2014